NO ACT

PE
2-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

12026479

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-27-12

Alan T. Rosselot
Delta Air Lines, Inc.
alan.t.rosselot@delta.com

Re: Delta Air Lines, Inc.
Incoming letter received February 10, 2012

Dear Mr. Rosselot:

This is in response to your letter received on February 10, 2012 concerning the shareholder proposal submitted to Delta by Kenneth Wendell Lewis. We also have received letters from the proponent dated February 20, 2012, February 21, 2012, February 22, 2012, and March 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Wendell Lewis
FISMA & OMB Memorandum M-07-16

March 27, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Delta Air Lines, Inc.
Incoming letter received February 10, 2012

The proposal requests that the board initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta pilots who retired on or prior to December 13, 2007.

There appears to be some basis for your view that Delta may exclude the proposal under rule 14a-8(i)(7), as relating to Delta's ordinary business operations. In this regard, we note that, although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of employee benefits. Accordingly, we will not recommend enforcement action to the Commission if Delta omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Delta relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

March 19, 2012

VIA mail/Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I would like to provide additional information with regard to this shareholder proposal.

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay.

I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

Delta has stated in their objection to the proposal that:

Delta, Feb. 10, 2012, Para 4, Pg 5, "The benefit would accrue only to these retirees, not to the overwhelming majority of shareholders of Delta who are not retirees".

At the same time Delta states in their proxy materials regarding Executive Compensation that bonuses paid to a limited number of executives,

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

How can Delta claim that bonuses to a few executives who may have less than five years with the company benefit stockholders, yet honoring their commitment to Delta retirees, who may have 25-35 years of service to the company, does not benefit stockholders?

Delta has told members of the SkyMiles Program (see included) that they can expect loyalty from Delta. They state:

"Loyalty is not a limited time offer. You should be able to depend on it now and in the future."

This proposal would help Delta demonstrate a commitment, as they have stated in numerous ethics documents, to retirees, if they provide executive bonuses. Shareholders should have the opportunity to vote on this proposal.

Delta has asserted that the proposal is not of interest to all shareholders. Numerous organizations have reported on the proposal and would seem to indicate otherwise. If it was not of interest to all shareholders these organizations would not have picked up on the proposal. Included are

copies of the articles from a couple of organizations. Below are the links to other articles on the proposal including Morningstar and iStockAnalyst, publications widely read by shareholders.

From AJC
http://www.ajc.com/business/retired-delta-pilot-no-1376405.html?cxtype=rss_business_87628

UPI
http://www.upi.com/Business_News/2012/03/07/Delta-tries-to-block-bonus-pay-vote/UPI-78001331146460/

Morningstar
http://news.morningstar.com/all/acquire-news/ff80808135d2beb10135ee84edf22705/delta-tries-to-block-bonus-pay-vote.aspx

WSB Radio Atlanta
http://www.wsbradio.com/news/news/national/former-delta-pilot-seeks-pension-funds/nLMy6/

iStockAnalyst
http://www.istockanalyst.com/business/news/5714109/delta-tries-to-block-bonus-pay-vote

Atlanta Business Chronicle
http://psp3.pagesuite.com/make_pdf.aspx?eid=01f3f7aa-84fe-4c3b-8943-bb136c473427&pnum=10

Topix
Palm Beach Post
http://www.topix.com/com/dal/2012/03/delta-asked-to-stop-exec-bonuses-until-it-funds-pilot-pensions

Atlanta Realtime Tweets
http://news.atlantarealtime.com/tweets/177359866594197505

Cape Cod Daily News
http://capecoddaily.com/news/24784/

NACD Directorship
http://www.directorship.com/delta-tries-to-block-bonus-pay-vote/

Outcome Magazine
http://outcomemag.com/business/2012/03/07/delta-tries-to-block-bonus-pay-vote/

Online Journal
http://www.onlinejournal.com/business/delta-tries-to-block-bonus-pay-vote/

On the basis of previous submitted material and included material, Proponent respectfully requests that the Staff deny the request by Delta for "no action" relief and require that Proposal be included in 2012 Proxy Materials. If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to respond prior to the issuance of a written response.

As stated in section G.9 of SLB No. 14, both Delta and the proponent should promptly forward to each other copies of all correspondence provided to Staff in connection with rule 14a-8 no-action requests. Accordingly, Delta is respectfully requested to copy the undersigned on any response that Delta may choose to make to the staff.

If I can be of further assistance, please do not hesitate to contact me at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Wendell Lewis

Cc: Alan T. Rosselot (via email and delivery)

KEEP CLIMBING

DELTA

LOYALTY HAS NO EXPIRATION DATE.

Loyalty is not a limited time offer. You should be able to depend on it now and in the future. That's why we're proud to announce that Delta SkyMiles® is the only loyalty program with miles that don't expire, so what you earn, you keep. You can fly with them, redeem them, brag about them – pretty much do anything except lose them.


DELTA.COM

Terms and Conditions: All Delta SkyMiles program rules apply. To review the rules, please visit delta.com/memberguide. Rules subject to change.

Delta asked to stop exec bonuses until it funds pilot pensions

By Kelly Yamanouchi
The Atlanta Journal-Constitution

6:21 a.m. Wednesday, March 7, 2012

A retired Delta Air Lines pilot has submitted a shareholder proposal asking the company's board to stop paying bonuses to executives unless it funds retired pilots' pensions.

Atlanta-based Delta plans to block the proposal from going up for a shareholder vote, unless U.S. Securities and Exchange Commission staff says otherwise.

Delta terminated its pilot pension plan while in bankruptcy through a deal in 2006 with the Pension Benefit Guaranty Corp., the quasi-government federal agency that insures pension plans up to certain limits. The move reduced pension benefits for many retired pilots.

The retired pilot who filed the shareholder proposal Jan. 9, Kenneth Wendell Lewis, noted that he is a shareholder and proposed that the board prohibit cash- or stock-bonus payments to management or executive officers unless there is a process to fund retirement accounts for pilots who retired before Dec. 13, 2007.

In a letter to the SEC's division of corporate finance, Delta said it believes it can exclude the item from its proxy for shareholder voting because the proposal relates to the company's ordinary business operations and because it is "designed to further a personal interest." The company also said a letter Lewis submitted on his shareholder status did not meet requirements under a federal rule.

Lewis declined to comment on his filing, pending a response from the SEC staff. He also is vice chairman of the Delta Pilots Pension Preservation Organization, but he submitted the proposal independently.

The retired pilots group filed an administrative appeal last year over the lost pension benefits and is awaiting a decision from the PBGC.

From:	Wendell & Gail Lewis
Sent:	Wednesday, February 22, 2012 5:45 PM
To:	shareholderproposals
Cc:	Alan Rosselot
Subject:	Page 2 of SEC No Action Response
Attachments:	SECResponse.pdf
Follow Up Flag:	Follow up
Flag Status:	Completed

February 22, 2012

VIA email

U.S. Securities and Exchange Commission
Division of Corporation Fianance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Delta Air Lines, Inc. - Shareholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I have become aware that the second page of my response to the no-action request by Delta Air Lines, Inc. dated February 10, 2012 may have been omitted from the copies that were delivered yesterday.

Please include the attached and copied below second page if it was missing from your copy.

Thank you,
Kenneth Wendell Lewis

� Page 2 February 22, 2012

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of proposal. (Exhibit B).

This is the same institution and account that Delta has used to deposit shares of the "New Delta" to Proponent and thousands of other pilots in settlement of claims for bankruptcy. Delta now seems unaware of the existence of such company or accounts.

Upon receipt of notice from Delta, January 24th, that the verification was unacceptable (Exhibit C), Proponent contacted Fidelity and requested verification of ownership from Fidelity showing DTC participation. Proponent received second verification, January 26th, forwarded to Delta, stating required shares were owned held by Fidelity Brokerage Services LLC who is a Depository Trust Company

participant (Exhibit C).

Company made no effort to notify Proponent that the second verification did not meet their requirement and instead chose to file the "No Action" request based on failure to respond. Proponent has secured and included, copied to Delta, a third verification from National Financial Services, a DTC participant, number 0226, verifying the required ownership. It should be noted that Proponent secured the required documentation within seven days of notification of filed "No Action" request. Also included is a letter from the Vice President of National Financial Services LLC explaining their error. (Exhibit D)

In October of 2011 the SEC apparently adopted new guidelines for stock ownership. Such guidelines are not published in the 2011 proxy of company and not widely available to shareholders. The guideline is below:

As a result of two recent court cases relating to proof of ownership under Rule 14a-8, and in light of the SEC's recent Proxy Mechanics Concept Release, the staff has reconsidered its position in Hain Celestial: "Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial." The new position is intended to provide greater certainty and is also consistent with staff's approach to Exchange Act Rule 12g5-1. Note that neither DTC nor Cede & Co. should be viewed as the sole "record" holder of the securities, and the staff continues to take the position that shareholders are not required to obtain a proof of ownership letter from DTC or Cede & Co.

It appears that even large financial institutions are unaware of the new requirements and hence the difficulty in obtaining the proper verbiage and letter head for filing a shareholder proposal. The comment from Fidelity was that they had never received this much "push back" from a company. It is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b). Efforts by Delta serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporation they own.

Rule 14a-8 with regard to the 14 day rule states:
14-day notice of
defect(s)/response to

If a company seeks to exclude a proposal because the shareholder has not
complied with an eligibility or procedural requirement of rule 14a-8,

--

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of proposal. (Exhibit B).

This is the same institution and account that Delta has used to deposit shares of the "New Delta" to Proponent and thousands of other pilots in settlement of claims for bankruptcy. Delta now seems unaware of the existence of such company or accounts.

Upon receipt of notice from Delta, January 24th, that the verification was unacceptable (Exhibit C), Proponent contacted Fidelity and requested verification of ownership from Fidelity showing DTC participation. Proponent received second verification, January 26th, forwarded to Delta, stating required shares were owned held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant (Exhibit C).

Company made no effort to notify Proponent that the second verification did not meet their requirement and instead chose to file the "No Action" request based on failure to respond.

Proponent has secured and included, copied to Delta, a third verification from National Financial Services, a DTC participant, number 0226, verifying the required ownership. It should be noted that Proponent secured the required documentation within seven days of notification of filed "No Action" request. Also included is a letter from the Vice President of National Financial Services LLC explaining their error. (Exhibit D)

In October of 2011 the SEC apparently adopted new guidelines for stock ownership. Such guidelines are not published in the 2011 proxy of company and not widely available to shareholders. The guideline is below:

As a result of two recent court cases relating to proof of ownership under Rule 14a-8, and in light of the SEC's recent Proxy Mechanics Concept Release, the staff has reconsidered its position in Hain Celestial: "Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial. " The new position is intended to provide greater certainty and is also consistent with staff's approach to Exchange Act Rule 12g5-1. Note that neither DTC nor Cede & Co. should be viewed as the sole "record" holder of the securities, and the staff continues to take the position that shareholders are not required to obtain a proof of ownership letter from DTC or Cede & Co.

It appears that even large financial institutions are unaware of the new requirements and hence the difficulty in obtaining the proper verbiage and letter head for filing a shareholder proposal. The comment from Fidelity was that they had never received this much "push back" from a company. It is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b). Efforts by Delta serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporation they own.

Rule 14a-8 with regard to the 14 day rule states:

14-day notice of defect(s)/response to	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8,

FISMA & OMB Memorandum M-07-16

RECEIVED

2012 FEB 22 PM 3: 12

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 21, 2012

VIA Overnight mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay. I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "E.'(change Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB14D") I have submitted this letter to the Staff and Delta via overnight mail.

Delta believes that the Proposal may be properly excluded from Proxy Materials pursuant to:

1. Delta has asked for no-action relief under Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information.

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) herby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless their is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Delta has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Delta has failed to meet this burden, particularly as Proponent provides additional information herewith rebutting its claim. Each of the Delta's objections is addressed below.

notice of defect(s)	generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

According to the rule the Staff is not required to exclude the Proposal even if the Proponent did not respond within 14 days. In this case the Proponent did respond.

The Proponent did respond to the company within 14 days. The Delta failed to notify the Proponent that the second verification did not meet the requirements and allow Proponent to respond.

Had Delta indicated the above after Notice of Deficiency letter, Proponent would have provided it in a timely manner and as fast as Proponent has easily now provided it to the SEC in Fidelity Investment's third letter.

The Proponent has included with the response the required verification (Exhibit D) within seven days of becoming aware of request and therefore meets the requirements of Rule 14a-8.

Proponent has furnished Staff and Delta evidence of ownership of stock from a DTC registered company, response is within 14 days of notification. On this basis the Staff should reject the Company's request for exclusion based on Rule 14a-8(b) and Rule 14a-8(f)(1).

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations

Delta has requested to omit proposal because it relates to ordinary business operations. It seems that the Company would ask the staff to consider executive incentive pay, bankruptcy, and termination of selective pension programs as "ordinary business" and not issues that are "significant policy" issues.

Contrary to Delta's reply the Proposal does not attempt to undo the termination of the Pilot's Pension Plan. In bankruptcy the Delta terminated only the Pilot Pension Program and maintained the pensions of all other employees. The plan has been taken over by the Pension Benefit Guarantee Corporation (PBGC). Nothing in the Proposal asks for the plan to be taken back. This is an option that Delta could do voluntarily should they chose to do so and one that would certainly ease the burden on the PBGC. The Proposal is beyond the guidelines of the PBGC Settlement Agreement.

Certainly, Delta cannot seriously contend that the termination of pension benefits is an "ordinary business matter" rather than a significant social and public policy issue. Even assuming argument that the Proposal relates to ordinary business matters, it also addresses the significant social policy issue of pension dumping and executive compensation, which "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release.

The Proposal does not seek a new retirement benefit, only paying an earned retirement benefit if incentives to executives are paid. Proposal does not seek to change earned benefits and has no effect on previous retiree benefit calculations. Proposal does not seek to change eligibility provisions. Proposal does not create an additional benefit above earned benefits. As such, it does not fall under the category of ordinary business or "day-to-day" since the benefit was previously earned and calculated. Proposal relates only to whether benefit should be paid if executives are given incentive pay.

Delta has adopted specific Directors' Code of Ethics and Business Conduct and Code of Ethics and Business Conduct principles (Exhibit E). The specific policy issues addressed in the code states:

Our Ethical Principles:
Earn the Trust of Our Stakeholders. Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

Our Actions:
Do what's right.

The Director Code of Ethics and Business Conduct states:

Directors shall oversee fair dealing by employees, officers and directors with the Company's customers, suppliers, competitors and employees. "Fair dealing" means the avoidance of unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Delta did not include in its no action request the letter form Senators Isakson and Chambliss (Exhibit F) that requests that Delta do essentially what the Proponent advocates through the Proposal. The letter from the Senators would seem to address a "significant policy" issue through their request. Delta's response letter to the Senators is no longer applicable since more that five years have passed since pension termination. Since the request from the Senators in 2008, Delta has acquired Northwest Airlines through merger. Delta now pays the retirement benefits of all Northwest employees (including pilots) and Delta employees with the exception of the Delta pilots.

Although the Staff has excluded proposals that deal with "general ethics and conduct" this Proposal addresses a specific and "significant policy" issue, echoed by the Senators, that has dealt with retirees in a manner that is not consistent with stated ethics and is now at the forefront of public awareness. The Delta pilot pension was the only plan terminated and the only group to suffer pension losses. Such actions do not demonstrate "dealing honestly and in good faith", "Do what's right", or "Fair dealing".

The recent filing for bankruptcy by American Air Lines and their planed termination of pension plans has highlighted this "significant policy" issue. There have been many news accounts of actions by the PBGC to ensure that American, Kodak, and other companies live up to their obligations to employees by maintaining their pension programs. PBGC Director Gotbaum, on January 12, 2012, issued a statement about this "significant policy" issue and how companies should honor their commitments. (Exhibit G):

"American has more than $4 billion in cash: some of that money should already have been paid into its pension plans.

"American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits."

Congressman David P. Roe (Tenn) stated at the February 2, 2012 Education & the Workforce Committee hearings on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans (Exhibit G):

"The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheet and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits."

The Staff has allowed Proposals relating to "significant policy" issues and executive compensation. (Exhibit H):

Re: Yahoo! Inc., April 5, 2011: "In our view, the proposal focuses on the significant policy issue of human rights".

Re: Fed Ex Corporation, May 26, 2011 : "In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view focus on the significant policy issue of executive compensation."

Re: Wells Fargo & Company, December 28, 2010: "incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risk that could lead to a material financial loss to the institution is a significant policy issue."

Re: News Corporation, May 27, 2010: "The proposal relates to executive compensation."

Since emergence from bankruptcy Delta has acquired Northwest Air Lines and integrated their workforce. The result has been a successful turnaround for the company and 2011 was the most profitable year in the history of Delta with over $1.2 billion in net income. Since 2007 Delta has paid out over $4.0 billion in cash and equity for incentive programs. A significant portion of these payouts have gone to senior executives and managers through the Management Incentive Program or Long Term Incentives to Director or Executive Officers. (Exhibit I.)

The Executive Compensation Philosophy and Objectives describes their goals as:

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

If such an incentive program delivers "value to our stockholders" then the Proposal would achieve the same objective. As such, the Proposal is a benefit to all stockholders.

The Proposal asks that when Delta is doing well and incentives are paid to senior executives, then those that were harmed by Delta not following stated "significant policy" should have the opportunity to participate in the success. The Proposal does not seek an additional benefit, only paying a portion of a previous benefit, if executive incentives are paid. The Proposal seeks to pay a benefit that was negotiated and promised by Delta over many years, if the senior executives are to receive incentive pay.

The Proposal relates to executive compensation and does not require that a benefit be paid unless senior executives are given incentives when Delta does well. Delta is free to pursue "ordinary business" in any manner that it sees fit. The Proposal would demonstrate to all stakeholders Delta is committed to "fair dealing", "honesty and integrity" and to "Do what's right."

On the basis that the proposal reflects a "significant policy" issue brought to the forefront by Senators Isakson and Chambliss, and echoed recently by PBGC Director Gotbaum and Congressman Roe, the Staff should reject Delta's request to exclude this proposal.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus may not exclude the Proposal from its Proxy Materials.

3. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent

The proposal is shared by Delta's shareholders at large.

The Commission has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Further, the Proponent has specifically raised concerns about "fair dealing" previously at Company shareholder meetings and discussed this issue with Delta's Board members. It is a direct result of the insufficient efforts of Delta and its Board to attempt to address these concerns that the Proponent has filed the current Proposal. Based upon the forgoing, it is obvious that the Proponent is "personally committed or intellectually and emotionally interested" and has submitted the Proposal.

Delta also argues that the Proposal should be excluded because of the Proponent's history of activities is indicative of a personal claim or grievance under Rule 14a-8(i)(4). Company contends that Proponent has both individually and through an organization of pilot retirees pursued various avenues, including political avenues, to have Delta reverse the effects of termination. This argument ignores the fact that the Staff has consistently refused to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the Proposal raises significant policy issues. See, e.g. Chevron (March 28, 2011) (the proposal would amend the bylaws to establish a board committee on human rights); *Bank of America Corp.* (March 14, 2011) (the proposal involved the issue of foreclosure and loan modification processes for the company); *PPG Industries, Inc.* (Jan. 15, 2010) (the proposal requested a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Tyson Foods, Inc.* (Dec. 15, 2009) (the proposal addressed the use of antibiotics used in the feed given to livestock owned or purchased by the company); *Mattel.* (March 10, 2009) (the proposal requested a yearly report on toys manufactured by licensees and sold by the Company to address toy safety and workplace environment concerns); *Halliburton Co.* (March 9, 2009) (the proposal requested that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Bank of America Corp.* (Feb. 29, 2008) (the proposal called for board committee to review company policies for human rights); and *ONEOK, Inc.* (Feb. 25, 2008) (the proposal requested a report from the company on the feasibility of reducing greenhouse gas emissions).

As a result of bankruptcy Delta paid some claims in "New" Delta stock. Approximately 13,000 pilots became shareholders. The stock was in payment for lost claims due to pension termination. Through these payments many became shareholders, including Proponent, holding stock that paid a fraction of their actual claim. Delta requested to pay these claims in "New" Delta stock and now seeks to exclude shareholders because they have this stock. To exclude this large group of shareholders, who became so because of payments "dictated through the bankruptcy court", would defeat the purpose of the shareholder process.

Delta paid the PBGC $2.2 billion in new stock as a condition of pension termination. As trustee of the Delta Pilot Pension Plan and a large shareholder the PBGC has expressed interest in how the pension plans at American are being handled. (Exhibit G). The PBGC is now the Trustee for the Delta Pilots Pension Plan and would have a fiduciary duty and shareholder interest to represent the well being of their beneficiaries.

Inclusion of the proposal would enhance the value of shareholder investment at large. It would demonstrate that Delta values all employees and the commitments that are made to them. Such actions are at the foundation of a dedicated and ongoing workforce and are returned to the company through better performance. That performance increases the value and stability of the company, thus increasing shareholder value. Since 2007, Delta has in fact recognized the value of such a workforce by providing programs such as a Broad Based Profit Sharing Program and a Shared Rewards Program. These programs reward employees when the company does well. The Proposal would enhance shareholder value and further the goals of the company by demonstrating their commitment to all employees and retirees.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(4) and thus may not exclude the Proposal from its Proxy Materials.

Conclusion

On the basis of the above, Proponent respectfully requests that the Staff deny the request by Delta for "no action" relief and require that Proposal be included in 2012 Proxy Materials. If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to respond prior to the issuance of a written response.

As stated in section G.9 of SLB No. 14, both Delta and the proponent should promptly forward to each other copies of all correspondence provided to Staff in connection with rule 14a-8 no-action requests. Accordingly, Delta is respectfully requested to copy the undersigned on any response that Delta may choose to make to the staff.

If I can be of further assistance, please do not hesitate to contact me at OMB Memorandum M-07-16*** or via email at MA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Wendell Lewis

Kenneth Wendell Lewis

Cc: Alan T Rosselot (via email and delivery)

EXHIBIT A

Shareholder Proposal

SHAREHOLDER PROPOSAL

Resolved: *That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar, or subsequent programs.*

Supporting Statement: *Delta Air Lines, Inc. is incorporated under the laws of the state of Delaware. Since emergence from bankruptcy Delta has paid over $4.0 Billion in cash and equity for incentive programs and merger bonuses to Delta and former Northwest employees. Delta terminated the pension of Delta pilots on September 2, 2006, the only group (including acquired Northwest employees and pilots) to have their pensions terminated. The PBGC became trustee of the Delta Pilot Retirement Plan and greatly reduced the amount of pension paid to retired Delta pilots. On December 13, 2007, the Federal Aviation Administration changed the retirement age for pilots to 65. This change allowed Delta pilots that were under 60 at that time to continue employment for another five years and recover some of their lost benefits. The active pilots received significant compensation and other retirement plan incentives. Some Delta pilots who retired prior to December 13, 2007 suffered no reductions in retired pay; others received large cuts from the PBGC resulting in significant hardships. The pilots who retired prior to December 13, 2007 have no way to recover their lost retirement.*

The PBGC has no restrictions preventing Delta from implementing changes more than five years after termination. The Delta supplemental payment would be in addition to the amount paid by the PBGC up to the actual total earned benefit.

The Delta Air Lines, Code of Ethics and Business Conduct, http://images.delta.com.edgesuite.net/delta/pdfs/CodeofEthics_021004.pdf Pg2 states:

- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

And:

- Know what's right.
- Do what's right.

This action would demonstrate what the Code of Ethics embodies and allow the retired Delta pilots to receive their retirement just like all other Delta retirees, including the pilots and employees acquired by the merger with Northwest Airlines. Delta would be honoring their commitment to the pilot retirees and demonstrate "honesty and good faith" to the remaining employees and retirees.

This proposal would benefit all shareholders by maintaining the integrity of Delta and demonstrating that the Delta Board of Directors is committed to honoring their duties and responsibilities to all employees, including retired pilots. We urge your support for this important reform.

EXHIBIT B

Shareholder Verification

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

January 10, 2012

Kenneth Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for your recent call to Fidelity Investments regarding your Rollover IRA ending in ***FISMA & OMB Memorandum M-07-16***. This letter is in response to your request for the history of your position in Delta Airlines (DAL).

After reviewing your request, I found the following purchases. Please note that as of January 9, 2012, our records show that you have not made any sales in your position in DAL.

Date	Purchase quantity	Price per Share
12/23/2010	36.000	$12.195
12/23/2010	374.000	$12.20

Mr. Lewis, I hope you find this information helpful. If you have any questions regarding this request, or for any other issues or general inquiries regarding your account, please contact your Premium Services team 570 at (800) 544-4442 for assistance.

Sincerely,

J.P. Freniere
High Net Worth Operations

Our File: W655606-09JAN12

EXHIBIT C

Deficiency Notice
Second Shareholder Verification

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

January 24, 2012

VIA OVERNIGHT DELIVERY

Mr. Kenneth W. Lewis

FISMA & OMB Memorandum M-07-16

RE: SHAREHOLDER PROPOSAL RECEIVED JANUARY 11, 2012

Dear Mr. Lewis:

We received on January 11, 2012 your letter submitting a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. A copy of Rule 14a-8 is enclosed for your convenience. To be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to vote on the proposal, for at least one year as of the date the shareholder proposal was submitted.

The proof of ownership that you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, the proof of ownership does not satisfy the requirement that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares.

To be considered a record holder, a broker or bank must be a Depositary Trust Company ("DTC") participant. There is no indication in the letter you submitted from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on DTC's list of participants. Therefore, we cannot verify that Fidelity Investments is the record holder of your shares and cannot conclude that you have satisfied the eligibility requirements of Rule 14a-8(b).

To remedy this defect, you should submit sufficient proof in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the

Company's shares for at least one year. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank.

If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from the broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Both of these statements will need to verify that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, *your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.*

Please note that the requests in this letter do not restrict any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds that may apply as provided in Rule 14a-8.

Sincerely,

Alan T. Rosselot

Enclosure – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity Investments

January 26, 2012

Kenneth Wendell Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for contacting Fidelity Investments regarding holding verification for your account ending in ***FISMA & OMB Memorandum M-07-16***

Please accept this letter as verification that you purchased 410.000 shares of Delta Airlines (DAL) on December 23, 2010. Please note you have held this position continually from this purchase date to the writing of this letter.

Please also note that you are the beneficial owner of the aforementioned position of Delta Airlines which is held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Tucker H Matteson

Tucker H Matteson
High Net Worth Operations

Our File: W430646-25JAN12

EXHIBIT D

Third Shareholder Verification

02/17/2012 14:45 FAX
02/16/2012 18:29 FAX

@002/002

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

This letter certifies that:

KENNETH WENDELL LEWIS

FISMA & OMB Memorandum M-07-16

is currently the beneficial owner of **410** shares **of DELTA AIR LINES INC.**, and **Kenneth Wendell Lewis** has held the position continuously with National Financial Services, LLC dating back to December 2010.

Sincerely,

Sean Cole, Manager

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

Please accept the enclosed letter as valid proof of ownership for Mr. Kenneth-Wendell Lewis, who shares are held at National Financial Services LLC (DTC participant number 0226).

Mr. Lewis has been working with our firm and your company to facilitate a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. through several communications with your company in January 2012. In one of the communications, a proof of ownership letter was included; unfortunately Fidelity Investments was listed as the record date holder instead of Fidelity Investments registered broker-dealer, National Financial Services, LLC.

We would ask that you reconsider this request as good faith attempts have been made on Mr. Lewis' behalf to facilitate his stockholder proposal in a timely manner.

We appreciate your consideration.

Sincerely,

Lawrence Conover
Vice President

EXHIBIT E

Directors' Code of Ethics and Business Conduct

Code of Ethics and Business Conduct

ↃMB Memorandum M-07-16***

8310 St Marlo Fairway Drive
Duluth, GA 30097
wolewis7@bellsouth.net
404-441-5420

March 19, 2012

VIA mail/Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I would like to provide additional information with regard to this shareholder proposal.

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay.

I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

Delta has stated in their objection to the proposal that:

Delta, Feb. 10, 2012, Para 4, Pg 5, "The benefit would accrue only to these retirees, not to the overwhelming majority of shareholders of Delta who are not retirees".

At the same time Delta states in their proxy materials regarding Executive Compensation that bonuses paid to a limited number of executives,

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

How can Delta claim that bonuses to a few executives who may have less than five years with the company benefit stockholders, yet honoring their commitment to Delta retirees, who may have 25-35 years of service to the company, does not benefit stockholders?

Delta has told members of the SkyMiles Program (see included) that they can expect loyalty from Delta. They state:

"Loyalty is not a limited time offer. You should be able to depend on it now and in the future."

This proposal would help Delta demonstrate a commitment, as they have stated in numerous ethics documents, to retirees, if they provide executive bonuses. Shareholders should have the opportunity to vote on this proposal.

Delta has asserted that the proposal is not of interest to all shareholders. Numerous organizations have reported on the proposal and would seem to indicate otherwise. If it was not of interest to all shareholders these organizations would not have picked up on the proposal. Included are

Page 31 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

12-12-11

Delta Air Lines

✈ ✈✈ ✈✈✈

[redacted]

Our Vision, Ethical Principles and Actions

To be the world's greatest airline.

- **Act with Integrity.** Pursue no business opportunity that would violate the law or Delta's standards of conduct. This begins with our foremost commitment to safety and extends to all other legal and ethical responsibilities, as well.
- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.
- **Respect and Support Each Other.** Respect the dignity of our fellow employees, recognizing that we gain strength from diversity and inclusiveness.
- **Be Loyal.** Avoid and disclose any activities that might conflict with our responsibilities to Delta and our customers, and protect Delta's assets.
- **Act in a Way We Can Be Proud Of.** Only engage in business activities that you would be comfortable with if others knew about them.
- **Listen.** Provide an environment where individuals can question a Delta practice in good faith without suffering any negative consequences.

- Know what's right.
- Do what's right.
- If you are ever unsure, ask.
- Keep asking until you get an answer.

Page 34 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT F

Letter from Senators Isakson and Chambliss

United States Senate

WASHINGTON, DC 20510

October 23, 2008

Mr. Richard Anderson
Chief Executive Officer
Delta Air Lines, Inc.
1030 Delta Boulevard
Atlanta, GA 30320

Captain Lee Moak
Chairman
Delta Air Lines Master Executive Council
100 Hartsfield Centre Parkway
Suite 200
Atlanta, GA 30354

Dear Mr. Anderson and Captain Moak:

As you know, we worked tirelessly on behalf of the Delta employees, retirees, and their families to pass into law provisions allowing airlines to spread their pension plan funding over a more manageable schedule. We did this to protect the 91,000 Delta Air Lines pensioners and family members in Georgia from losing their pensions and to help protect American taxpayers from having to pay for those airline pensions.

We understand that over 5,500 retired Delta pilots have had their retirement plan terminated and turned over to the Pension Benefit Guaranty Corporation (PBGC). Our understanding is that a majority of retired Delta pilots receive only a small percentage of the monthly retirement benefit they earned while employees of Delta. We are also told that a number of retired pilots receive zero benefit from the PBGC, and many more get a monthly PBGC payment that equals half or less than half of their Social Security benefit check. Finally, we are told that Delta will be assuming the pension liabilities for over 30,000 Northwest employees and retirees.

A group representing thousands of retired pilots recently sent a proposal to you, Mr. Anderson, asking Delta to make a voluntary contribution to the PBGC that would partially correct this issue. They also raised the issue at the September 25, 2008 shareholders meeting. As proponents of legislation designed to save these pensions, we were disappointed to hear that the response from Delta at that meeting was that this was considered a closed issue.

We urge you both to reconsider your positions, and to work towards finding a solution that protects the earned benefits of all employees and retirees. We appreciate your attention to this matter, stand ready to assist you in any way possible, and look forward to your response.

Sincerely,

Johnny Isakson
United States Senate

Saxby Chambliss
United States Senate

EXHIBIT G

Press Release from PBGC Director Gotbaum

Statement from Congressman David P. Roe (Tenn)

PBGC Pension Benefit Guaranty Corporation
A U.S. Government Agency

PBGC Director Josh Gotbaum on the Importance of American Airlines' Pension Plans

FOR IMMEDIATE RELEASE
January 12, 2012

WASHINGTON—Pension Benefit Guaranty Corporation Director Josh Gotbaum released the following statement today on the American Airlines' pension plans:

Some have suggested that American must duck its pension commitments and kill its pension plans in order to survive. We think that commitments to 130,000 workers and retirees shouldn't be disposable, that American should have to prove in court that this drastic step is necessary.

For other airlines, it hasn't been. American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits. Delta maintained its non-pilots plan, and both Northwest and Continental kept their plans going after their bankruptcies.

Counsel for American claims that it needs to kill its employees' pensions in order to be competitive with other major carriers. The numbers tell a different story: Delta Airlines, which reorganized in bankruptcy, pays an average of $13,210 per employee in pension costs - almost 2/3 *more* than American's pre-bankruptcy cost of $8,102. (Source: 2010 annual reports)

American has more than $4 billion in cash; some of that money should already have been paid into its pension plans. However, Congress, hoping to preserve plans, allowed American to defer the payments. It would be a tragedy if American repaid Congress's generosity by turning around and killing the plans anyway.

PBGC is always ready to provide a safety net to employees whose companies can no longer afford their commitments, but that doesn't mean that it's good for employees and retirees when we do. There are legal limits to the amounts we can pay, and we don't cover retiree health care. That's why PBGC always tries first to preserve plans. We will continue to encourage American to fix its financial problems and still keep its pension plans.

We stand with American's workers and retirees who are concerned about their futures. Many of the airline's employees took lower wages so the plans could continue. Now, it's American's turn to step up so workers aren't short-changed.

About PBGC

PBGC protects the pension benefits of 44 million Americans in 27,500 private-sector pension plans. The agency is directly responsible for paying the benefits of more than 1.5 million people in failed pension plans. PBGC receives no taxpayer dollars and never has. Its operations are financed by insurance premiums and with assets and recoveries from failed plans.

— ### —

PBGC No. 12-12

f Share [tweet]

Contact: Press Office (202) 226-9440

Roe Statement: Hearing on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans"

WASHINGTON, D.C. | February 2, 2012 -

We are confronted today with two difficult realities. The first is the financial challenges facing the Pension Benefit Guaranty Corporation. For more than 35 years, PBGC has provided an important safety net to millions of workers in the event a defined benefit pension plan becomes insolvent or terminated. The sheer size of the corporation's responsibilities are quite remarkable, and they continue to grow.

In 2011, PBGC paid benefits to more than 819,000 retirees at a cost of $5.3 billion. At the same time, PBGC assumed responsibility for 152 terminated plans, increasing its obligations to more than 4,300 plans. While the number may pale in comparison to other federal programs like Social Security and Medicare, PBGC still provides a federal backstop for the defined benefit pension plans of roughly 43 million individuals.

Unfortunately, PBGC reports a deficit of $26 billion -- and we learned just this week that the burden on PBGC will continue to grow in the months ahead. The events surrounding American Airlines' bankruptcy and its resultant decision to terminate the pension plans of 130,000 workers are deeply troubling. Hostess Brands and Eastman Kodak are also in the process of bankruptcy, and we await word on whether they too will fail to meet their pension obligations.

The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheets and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits.

This leads us to the second, more difficult reality we must confront: the state of the economy. Far too many employers are operating on thin margins where an unexpected burden can destroy their businesses. We all want to see the finances at PBGC strengthened. However, we must closely examine and fully understand the unintended consequences of our policy decisions.

Excessive increases in premiums and unpredictable costs of defined benefits plans will have a direct impact on employers and job creation. At the same time, if we do not act appropriately we will undermine the financial standing of PBGC and its ability to serve retirees. Congress must remain engaged, and that is why I am concerned about surrendering some of our authority in this area. The oversight and guidance of this committee should continue to play an important role in this debate.

As we move forward, our task is a difficult one: Find a solution that can strengthen PBGC without harming job creation or discouraging participation in our voluntary pension system. There will be no easy answers. However, I am confident that by working together, we can find a responsible solution that protects the interests of employers, workers, retirees, and taxpayers.

Before I close, Director Gotbaum, let me add my voice to those who have raised concerns with mismanagement of certain pension plans by PBGC. The workers who receive benefits through the corporation are already coping with the devastating ordeal of an employer going out of business or choosing to sever ties with their workers' pension plan. It is deeply unfortunate when this difficulty is compounded by poor management at PBGC. Recent reports by PBGC's Inspector General that retirees may not have received proper benefits are disturbing, and I hope you can provide assurances to this committee -- and the nation's workers -- that you are implementing a plan to fix these mistakes and prevent them from happening again. We stand ready to assist you in any way we can.

###

EXHIBIT H

Staff Responses

April 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 10, 2011

The proposal directs the company to formally adopt human rights principles specified in the proposal to guide its business in China and other repressive countries.

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

June 24, 20011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal asks the board "to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock."

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view, focus on the significant policy issue of executive compensation. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

March 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2010

The proposal requests that Wells Fargo prepare a report to describe the board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the company's operations. It further states that the report must disclose specified information about the compensation paid to the 100 highest paid employees.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. However, the proposal relates to the compensation paid to a large number of employees without regard to whether the employees are in such a position or are executive officers. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

July 27, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: News Corporation
Incoming letter dated May 27, 2010

The proposal relates to executive compensation.

We are unable to concur in your view that News Corporation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that News Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples
Senior Special Counsel

EXHIBIT I

Executive Incentive Program

- In 2007, Mr. Anderson voluntarily waived, while employed by Delta, medical benefits he is eligible to receive under his 2001 agreement with Northwest Airlines, Inc.
- Mr. Anderson has refused any increase in his base salary, which was set at $600,000 when he joined Delta as CEO on September 1, 2007.

Our Employee Commitment

Delta's employees are critical to the company's success. Our strong financial results in 2010 and the successful integration of Delta and Northwest would not have been possible without the dedication and determination of our employees. During 2010, we continued our commitment to promoting a culture of open, honest and direct communications; making Delta a great place to work; and building an environment that encourages employee engagement. Key actions in 2010 include:

- Fulfilling the commitment we made three years ago to provide industry standard base pay rates by the end of 2010 to our non-contract, U.S.-based frontline employees.
- Paying $313 million under Delta's broad-based profit sharing program, in recognition of the achievements of our employees in meeting Delta's financial targets for the year.
- Awarding $26 million under Delta's broad-based shared rewards program, based on the hard work of our employees in meeting on-time arrival, baggage handling and flight completion factor performance goals during 2010.
- Contributing over $1 billion to Delta's broad-based defined contribution and defined benefit retirement plans.

Delta employees in all five union elections held during 2010 voted to reject union representation. Since 2009, Delta employees in nine groups, covering approximately 56,000 employees, have preserved the direct relationship and culture Delta has maintained over the decades.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy and objectives are directly related to our business strategy. In 2010, our primary business goals included positioning Delta as the global airline of choice; building a diversified, profitable worldwide network and global alliance; and delivering industry-leading financial results.

To achieve these goals, the P&C Committee continued the executive compensation philosophy and objectives from the previous year, concluding this approach remained important to deliver value to stockholders, customers and employees. Our principle objectives are to promote a pay for performance culture which:

- Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders. As discussed below, the payout opportunities for executive officers under our annual and long term incentive plans depend on Delta's financial and operational performance as well as the price of our common stock.
- Closely aligns the interests of management with frontline employees by using many of the same performance measures in both our executive and broad-based compensation programs. Consistent with this objective, our annual incentive plan includes the same goals that drive payouts to frontline employees under our broad-based employee profit sharing and shared rewards programs. Moreover, if there is no payout under the broad-based profit sharing program for a particular year, there will be no payment under the annual incentive plan's financial performance measure and the payment, if any, to executive officers under the annual incentive plan's other performance measures will be made in restricted stock rather than in cash.
- Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent to Delta when needed.

The P&C Committee considered these objectives in structuring the executive compensation program after the merger, determining the program should reflect the expanded responsibilities of executive officers in managing a significantly larger airline and provide incentives to promote the successful integration of Delta and Northwest.

Administration of the Executive Compensation Program

The following table summarizes the roles and responsibilities of the key participants under the executive compensation program.

Key Participants	Role and Responsibilities

P&C Committee	The P&C Committee develops, reviews and approves the executive compensation program. In this role, the P&C Committee:
	• Approves Delta's executive compensation philosophy and objectives
	• Ensures that Delta's executive compensation program is designed to link pay with company performance
	• Selects the peer group used to assess the executive compensation program
	• Determines the design and terms of the annual and long term incentive compensation plans
	• Establishes the compensation of the CEO and other executive officers
	• Performs an annual evaluation of the CEO
	• Operates under a written charter that requires the P&C Committee to consist of three or more directors. Each member must:
	  ◦ be "independent" under NYSE rules and Delta's independence standards
	  ◦ qualify as a "non-employee" director under SEC rules
	  ◦ be an "outside director" under Section 162(m) of the Internal Revenue Code
	• Meets in executive session without management

<table>
<tr><th>Key Participants</th><th>Role and Responsibilities</th></tr>
<tr><td>Independent Compensation Consultant</td><td>Since 2007, the P&C Committee has retained Frederic W. Cook & Co. (“Cook”) as its independent executive compensation consultant. In this role, Cook:
• Provides advice regarding:
  • Delta’s executive compensation strategy and programs
  • the compensation of the CEO and other executive officers
  • the selection of the peer group used to assess the executive compensation program
  • general compensation program design
  • the impact of regulatory, tax, and legislative changes on Delta’s executive compensation program
  • executive compensation trends and best practices
  • the compensation practices of competitors
• Meets regularly with the P&C Committee in executive session without management
• Provides no other services to Delta
• May work directly with management on behalf of the P&C Committee but this work is always under the control and supervision of the P&C Committee
The P&C Committee considered Cook’s advice when determining executive compensation plan design and award levels in 2010.</td></tr>
<tr><td>Management</td><td>Under the supervision of the P&C Committee, Delta’s human resources department is responsible for the ongoing administration of the executive compensation program.
• The Executive Vice President-HR & Labor Relations and his staff serve the P&C Committee and, in cooperation with Cook, prepare proposed compensation programs and policies for the P&C Committee at the request of the P&C Committee and the CEO
The following individuals also are involved in the administration of our executive compensation program:
• The CEO makes recommendations to the P&C Committee regarding the compensation of executive officers other than himself
• The Chief Financial Officer and his staff evaluate the financial implications of executive compensation proposals and financial performance measures in incentive compensation arrangements
• The Vice President — Corporate Audit and Enterprise Risk Management confirms the proposed payouts to executive officers under our annual and long term incentive plans are calculated correctly and comply with the terms of the applicable performance-based plan</td></tr>
</table>

Peer Group

We strive to provide competitive compensation to our executives in accordance with our overall philosophy of treating frontline employees fairly and consistently. A key element of our compensation philosophy is to ensure our compensation programs for management and frontline employees align incentives for all Delta people to achieve our business goals. When making compensation decisions for 2010, the P&C Committee compared the actual and proposed compensation of our executive officers to compensation paid to similarly situated executives at companies in our airline industry peer group. We believe peer group data should be used as a

continued. The MIP Restricted Stock will be forfeited if, prior to vesting, the executive officer's employment is terminated by Delta for cause. Since there was a payout under the Profit Sharing Program for 2010, the executive officers received their 2010 MIP award in cash.

The following chart shows the performance measures for executive officers under the 2010 MIP and the actual performance for each measure in 2010.

Performance Measure	**Measure Objective**	**Performance Levels**		**2010 Actual Performance**
FINANCIAL (33% weighting)				
2010 Pre-tax income (1)	Measure of Delta profitability	Threshold	$328 million	$1,941 million, which exceeded maximum level
	Aligns executive incentives with employee Profit Sharing Program	Target	$489 million	200% of target earned
		Maximum	$650 million	
OPERATIONAL (33% weighting)				
Number of monthly goals met under Shared Rewards Program (75% weighting)	Supports strategic focus on customer service	Threshold	16 Shared Rewards goals achieved	9 Shared Rewards goals met, which did not meet threshold level.
	Aligns executive incentives with employee Shared Rewards Program	Target	21 Shared Rewards goals achieved	0% of target earned
		Maximum	26 Shared Rewards goals achieved	
Number of monthly goals met by Delta Connection airlines (25% weighting)	Supports strategic focus on customer service	Threshold	9 Delta Connection goals achieved	11 Delta Connection goals met, which exceeded threshold level but below target
		Target	14 Delta Connection goals achieved	70% of target earned
		Maximum	19 Delta Connection goals achieved	
MERGER INTEGRATION (34% weighting)				
Achievement of merger-related benefits	Supports Delta's commitment to realize quantifiable merger benefits	Threshold	$1,434 million	$2,023 million, which exceeded maximum level
		Target	$1,600 million	200% of target earned
		Maximum	$1,766 million	
ADDITIONAL REQUIREMENTS				
If no payout is made under the employee Profit Sharing Program: • no payment may be made under the financial performance measure; • payment, if any, under the operational and merger integration performance measures may not exceed the participant's 2010 MIP target award opportunity; and • payment, if any, under the other performance measures will be made in restricted stock rather than in cash	Aligns executives and employees			There was a payout under the employee Profit Sharing Program for 2010. Accordingly, executive officers received their 2010 MIP award in cash.

(1) "Pre-tax income" means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to employee equity securities; (c) gains or losses with respect to extraordinary, one-time or non-recurring events; and (d) expense accrued with respect to the broad-based employee Profit Sharing Program and the 2010 MIP.

The target award opportunities under the 2010 MIP are expressed as a percentage of the participant's base salary. The P&C Committee determined the target award opportunities so the participant's target annual compensation opportunity (base salary plus target 2010 MIP award) is competitive. The target award opportunity was 150% of base salary for Mr. Anderson and Mr. Bastian; 125% for Mr. Gorman; and 100% for the other executive officers.

Payments under the 2010 MIP could range from zero to 200% of the target award opportunity depending on the performance achieved. The P&C Committee sets performance measures at threshold, target and maximum levels for each performance measure, with (1) no payment for performance below the threshold level; and (2) a potential payment of 50% of target for threshold performance, 100% of target for target performance and 200% of target for maximum performance.

Delta achieved the maximum level for the 2010 MIP's financial performance and merger integration performance measures. With respect to the operational performance measures, Delta did not meet the threshold level for the Shared Rewards Program goals, but exceeded the threshold level for the Delta Connection goals. Based on the performance measure weightings and the percent of target earned shown in the table above, executive officers earned 140% of their MIP target opportunity shown in the Grants of Plan-Based Awards Table in this proxy statement. Because Delta was profitable in 2010, there was a $313 million payout under the Profit Sharing Program to approximately 77,000 employees. Accordingly, payments earned by executive officers under the 2010 MIP were made in cash.

Long Term Incentives. The 2010 Long Term Incentive Program ("2010 LTIP") links pay and performance by providing approximately 250 management employees with a compensation opportunity based on Delta's financial performance over a two-year period, and aligns the interests of management and stockholders. The performance measures and goals are the same for the CEO, executive officers and all other participants in this plan. Under the 2010 LTIP, executive officers received an award opportunity consisting of performance awards and restricted stock, as follows:

- This award is provided 50% in a performance award and 50% in restricted stock to balance the incentive opportunity between Delta's financial performance relative to other airlines and its stock price performance. This mix and the other terms of the 2010 LTIP are intended to balance the performance and retention incentives with the high volatility of airline stocks.

- Performance awards are a dollar-denominated long term incentive opportunity payable in common stock to executive officers and in cash to other participants. The payout, if any, of the performance award is based on the cumulative revenue growth and average annual pre-tax income margin ranking over the two-year period ending December 31, 2011 of Delta relative to American Airlines, Continental Airlines, Southwest Airlines, United Airlines and US Airways. These financial measures are weighted equally, and the potential payments may range from zero to 200% of the target award. AirTran Airways and JetBlue Airlines are not included in the performance comparison because changes in their cumulative revenue growth and annual pre-tax income margins are not comparable due to their significantly smaller size relative to the other carriers in the peer group.

- Restricted stock is common stock that may not be sold or otherwise transferred for a period of time, and is subject to forfeiture in certain circumstances. The 2010 LTIP generally provides the restricted stock will vest (which means the shares may then be sold) in two equal installments on February 1, 2011 and February 1, 2012, subject to the officer's continued employment. The value of a participant's restricted stock award will depend on the price of Delta common stock when the award vests.

The 2010 LTIP target awards are the largest component of each executive officer's compensation opportunity, reflecting the P&C Committee's focus on longer term compensation, Delta's financial results relative to peer airlines and Delta's common stock price performance. The P&C Committee determined the target award opportunities so the participant's total direct compensation opportunity is competitive.

The following chart shows the range of potential payments of the performance award based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to the applicable peer group. The P&C Committee selected these performance measures because superior rankings in these areas should, over time, produce positive stockholder returns.

Rank vs. Airline Peers	2 Year Cumulative Revenue Growth		
	% of Target Earned		Weighting
1	200%	x	50%
2	150%	x	50%
3	100%	x	50%
4	75%	x	50%
5	25%	x	50%
6	0%	x	50%

+

Rank vs. Airline Peers	2 Year Average Pre-Tax Income Margin		
	% of Target Earned		Weighting
1	200%	x	50%
2	150%	x	50%
3	100%	x	50%
4	75%	x	50%
5	25%	x	50%
6	0%	x	50%

=

% of Target Award Earned
200%
150%
100%
75%
25%
0%

For additional information about the vesting and possible forfeiture of 2010 LTIP awards, see "Post-Employment Compensation — Other Benefits — The 2010 and 2009 Long Term Incentive Programs" in this proxy statement.

2008 and 2009 Long Term Incentive Programs ("LTIP"). In 2008 and 2009, the P&C Committee granted executive officers performance shares under the 2008 LTIP and a performance award under the 2009 LTIP, respectively. Delta reported these award opportunities in its proxy statement for the applicable year.

Like the performance awards granted under the 2010 LTIP, the payout of these award opportunities is based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to an airline peer group over a designated period. Each of these financial performance measures is weighted equally, and the potential payout may range from zero to 200% of the target award.

Under the 2008 LTIP, the performance shares granted to executive officers are denominated and paid in shares of common stock, with the performance period being the three-year period ended December 31, 2010. Under the 2009 LTIP, the performance awards granted to executive officers are denominated in dollars and paid in shares of common stock, with the performance period being the two-year period ended December 31, 2010.

Under the 2008 LTIP, Delta ranked (1) third in cumulative revenue growth, which earned 100% of target; and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 125% of target to Mr. Anderson, who had voluntarily waived the accelerated vesting of his outstanding equity awards due to the closing of the Northwest merger on October 29, 2008. In accordance with their terms, the performance shares granted to other executive officers vested and were paid in connection with the merger in October 2008.

Under the 2009 LTIP, Delta ranked (1) fifth in cumulative revenue growth, which earned 25% of target, and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 87.5% of target to executive officers.

Benefits. The named executive officers receive the same health, welfare and other benefits provided to all Delta employees, except Delta requires officers to obtain a comprehensive annual physical examination. Delta pays the cost of this examination, which is limited to a prescribed set of preventive procedures based on the person's age and gender. Mr. Anderson is eligible to receive certain medical benefits under a 2001 agreement with his former employer, Northwest Airlines, Inc., but Mr. Anderson has voluntarily waived these benefits while employed by Delta. For additional information regarding the 2001 agreement, see "Post-Employment Compensation — Other Benefits — Pre-existing Medical Benefits Agreement Between Northwest and Mr. Anderson" in this proxy statement.

The named executive officers are also eligible for supplemental life insurance, financial planning services, home security services and flight benefits. Delta provides certain flight benefits to all employees and, in 2009,

granted non-management employees two positive space passes for travel anywhere Delta flies (with Delta paying the income tax liability on this benefit). Flight benefits are a low-cost, highly valued tool for attracting and retaining talent, and are consistent with industry practice. The perquisites received by named executive officers represent a small part of the overall compensation for executives and are offered to provide competitive compensation. See the Summary Compensation Table and the related footnotes in this proxy statement for information regarding benefits received in 2010 by the named executive officers.

We do not provide any supplemental executive retirement plans (officers participate in the same on-going retirement plans as our non-contract employees), club memberships or company cars for any named executive officer. Consistent with executive compensation trends and best practices, the P&C Committee eliminated (1) supplemental life insurance for officers during retirement; (2) tax reimbursement for supplemental life insurance and home security services; (3) tax reimbursement for post-employment flight benefits for a person who is first elected an officer on or after June 8, 2009; and (4) loss on sale relocation protection for named executive officers.

Risk Assessment

The P&C Committee requested Cook to conduct a risk assessment of Delta's executive compensation program. Cook independently attested that Delta's executive compensation program does not incent unnecessary risk taking, and the P&C Committee agrees with this assessment. In this regard, the P&C Committee notes the executive compensation program includes a compensation clawback policy for officers; stock ownership guidelines for executive officers; incentive compensation capped at specified levels; an emphasis on longer-term compensation; and the use of multiple performance measures, both annual and long term, which are designed to align executives with preserving and enhancing stockholder value. The clawback policy and the stock ownership guidelines are discussed below.

Executive Compensation Policies

During the last two years, the P&C Committee enhanced the corporate governance features of the executive compensation program by adopting a compensation clawback policy for officers, stock ownership guidelines for executive officers and an equity award grant policy. Additionally, Delta's compliance program under the federal securities laws prohibits officers from engaging in certain securities hedging transactions. A brief discussion of these policies follows.

Clawback Policy. The compensation clawback policy holds officers accountable should any of them ever engage in wrongful conduct. Under this policy, if the P&C Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the P&C Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For these purposes, incentive compensation includes annual and long term incentive awards and all forms of equity compensation.

Stock Ownership Guidelines. Delta's stock ownership guidelines strengthen the alignment between executive officers and stockholders. Under these guidelines, the current executive officers are required to own the following number of shares of Delta common stock by July 24, 2012:

	Number of Shares
CEO	200,000
President	75,000
Executive Vice Presidents	50,000
CFO and General Counsel	40,000

For these purposes, stock ownership includes shares (including restricted stock) owned directly or held in trust by the executive officer or an immediate family member who resides in the same household. It does not include shares an executive officer has the right to acquire through the exercise of stock options. The stock

ownership guideline for the CEO exceeds three times Mr. Anderson's base salary based on the $12.60 closing price of Delta common stock on December 31, 2010. All of our executive officers exceed their required stock ownership level.

Equity Award Grant Policy. Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the P&C Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the P&C Committee meets to approve the awards; and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved; and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging Policy. As part of its compliance program under the federal securities laws, Delta prohibits officers from engaging in exchange-traded put and call transactions involving Delta stock, or "short sales" of Delta securities. These short-term, highly leveraged transactions are prohibited because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest.

Compensation for Mr. Anderson

The P&C Committee determines the compensation of Mr. Anderson consistent with the approach used for our other executive officers. In accordance with our executive compensation philosophy and to further align the interests of Mr. Anderson and our stockholders, the vast majority of Mr. Anderson's compensation opportunity is at risk and dependent on company and stock price performance.

The following details Mr. Anderson's total compensation for 2010 and 2009.

- Mr. Anderson's total compensation declined in 2010 compared to 2009.
- Mr. Anderson did not receive a salary increase in 2010. His salary has not changed since he joined Delta as CEO on September 1, 2007.
- Mr. Anderson's annual MIP target award has also not changed since he joined Delta. Consistent with the terms of the MIP, the award Mr. Anderson earned under the MIP was paid (1) in cash for 2010 because there was a payout under the broad-based employee Profit Sharing Program for 2010; and (2) in restricted stock for 2009 because there was no payout under the Profit Sharing Program for 2009.
- The P&C Committee increased Mr. Anderson's long term incentive opportunity in 2010 to recognize:
  - Mr. Anderson's outstanding leadership during Delta's merger with Northwest and the seamless integration of the operations of the two airlines.
  - Mr. Anderson's substantially increased responsibilities from Delta's significant increase in size, scope and complexity due to the merger. Delta's total operating revenue was $22.7 billion in 2008 compared to $31.8 billion in 2010.
  - The P&C Committee's emphasis on providing compensation opportunities for executive officers primarily through long term pay for performance programs.
- Mr. Anderson's total compensation in 2010 is substantially below the total compensation of CEOs at other Fortune 100 companies.

The following table shows Mr. Anderson's total compensation for 2010 and 2009.

Year	Salary ($)	Annual Incentive Plan (MIP) Cash ($)	Annual Incentive Plan (MIP) Restricted Stock ($)	Long Term Incentive Program (LTIP) Performance Awards ($)	Long Term Incentive Program (LTIP) Restricted Stock ($)	All Other Compensation ($)	Total Compensation ($)
2010	600,000	1,257,975	0	3,000,000	2,999,999	183,297	8,041,271
2009	600,000	0	1,102,051	2,750,000	2,750,064	1,173,217	8,375,332

See the Summary Compensation Table and the related footnotes in this proxy statement for additional information about Mr. Anderson's compensation.

The P&C Committee believes Mr. Anderson's compensation arrangements create a strong pay and performance linkage, fully align Mr. Anderson's compensation and performance expectations with other employees and closely link his compensation to stockholder interests.

Post-Employment Compensation

Our executive officers do not have employment contracts or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. These benefits are generally conservative compared with general industry standards.

The severance benefits for our named executive officers are described in "Post-Employment Compensation — Potential Post-Employment Benefits upon Termination or Change in Control" in this proxy statement.

In 2009, the P&C Committee adopted a policy eliminating Excise Tax Reimbursement. Consistent with this policy, the P&C Committee amended the 2009 Officer and Director Severance Plan to eliminate the Excise Tax Reimbursement under that plan, and agreed Delta's future incentive awards will not provide for an Excise Tax Reimbursement.

As discussed above, in 2009, Mr. Anderson voluntarily waived the Excise Tax Reimbursement under his existing arrangements. Following Mr. Anderson's leadership, the executive officers also waived the Excise Tax Reimbursement under their 2008 incentive awards. Accordingly, neither Mr. Anderson nor any other executive officer is eligible to receive Excise Tax Reimbursement under any outstanding plan or incentive award.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the elements of the executive compensation program are important considerations for the P&C Committee when analyzing the overall design and mix of compensation. The P&C Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

In making compensation decisions, the P&C Committee considers that Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per year. Under Section 162(m), compensation may be excluded from the $1 million limit if required conditions are met. The 2010 MIP and the performance awards under the 2010 LTIP meet the conditions for exclusion. Delta has substantial net operating loss carryforwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not impact our financial results at this time.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation. For further information regarding the accounting for our equity compensation, see Note 13 of the Notes to Consolidated Financial Statements in the 2010 Form 10-K.

FISMA & OMB Memorandum M-07-16

February 20, 2012

VIA E-MAIL (shareholderproposals@sec.gov) and paper copies

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay. I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "E.'(change Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB14D") I have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

Delta believes that the Proposal may be properly excluded from Proxy Materials pursuant to:

1. Delta has asked for no-action relief under Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information.

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) herby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless their is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Delta has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Delta has failed to meet this burden, particularly as Proponent provides additional information herewith rebutting its claim. Each of the Delta's objections is addressed below.

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of proposal. (Exhibit B).

This is the same institution and account that Delta has used to deposit shares of the "New Delta" to Proponent and thousands of other pilots in settlement of claims for bankruptcy. Delta now seems unaware of the existence of such company or accounts.

Upon receipt of notice from Delta, January 24th, that the verification was unacceptable (Exhibit C), Proponent contacted Fidelity and requested verification of ownership from Fidelity showing DTC participation. Proponent received second verification, January 26th, forwarded to Delta, stating required shares were owned held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant (Exhibit C).

Company made no effort to notify Proponent that the second verification did not meet their requirement and instead chose to file the "No Action" request based on failure to respond.

Proponent has secured and included, copied to Delta, a third verification from National Financial Services, a DTC participant, number 0226, verifying the required ownership. It should be noted that Proponent secured the required documentation within seven days of notification of filed "No Action" request. Also included is a letter from the Vice President of National Financial Services LLC explaining their error. (Exhibit D)

In October of 2011 the SEC apparently adopted new guidelines for stock ownership. Such guidelines are not published in the 2011 proxy of company and not widely available to shareholders. The guideline is below:

As a result of two recent court cases relating to proof of ownership under Rule 14a-8, and in light of the SEC's recent Proxy Mechanics Concept Release, the staff has reconsidered its position in Hain Celestial: "Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial." The new position is intended to provide greater certainty and is also consistent with staff's approach to Exchange Act Rule 12g5-1. Note that neither DTC nor Cede & Co. should be viewed as the sole "record" holder of the securities, and the staff continues to take the position that shareholders are not required to obtain a proof of ownership letter from DTC or Cede & Co.

It appears that even large financial institutions are unaware of the new requirements and hence the difficulty in obtaining the proper verbiage and letter head for filing a shareholder proposal. The comment from Fidelity was that they had never received this much "push back" from a company. It is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b). Efforts by Delta serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporation they own.

Rule 14a-8 with regard to the 14 day rule states:

14-day notice of	If a company seeks to exclude a proposal because the shareholder has not

defect(s)/response to notice of defect(s)	complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

According to the rule the Staff is not required to exclude the Proposal even if the Proponent did not respond within 14 days. In this case the Proponent did respond.

The Proponent did respond to the company within 14 days. The Delta failed to notify the Proponent that the second verification did not meet the requirements and allow Proponent to respond.

Had Delta indicated the above after Notice of Deficiency letter, Proponent would have provided it in a timely manner and as fast as Proponent has easily now provided it to the SEC in Fidelity Investment's third letter.

The Proponent has included with the response the required verification (Exhibit D) within seven days of becoming aware of request and therefore meets the requirements of Rule 14a-8.

Proponent has furnished Staff and Delta evidence of ownership of stock from a DTC registered company, response is within 14 days of notification. On this basis the Staff should reject the Company's request for exclusion based on Rule 14a-8(b) and Rule 14a-8(f)(1).

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations

Delta has requested to omit proposal because it relates to ordinary business operations. It seems that the Company would ask the staff to consider executive incentive pay, bankruptcy, and termination of selective pension programs as "ordinary business" and not issues that are "significant policy" issues.

Contrary to Delta's reply the Proposal does not attempt to undo the termination of the Pilot's Pension Plan. In bankruptcy the Delta terminated only the Pilot Pension Program and maintained the pensions of all other employees. The plan has been taken over by the Pension Benefit Guarantee Corporation (PBGC). Nothing in the Proposal asks for the plan to be taken back. This is an option that Delta could do voluntarily should they chose to do so and one that would certainly ease the burden on the PBGC. The Proposal is beyond the guidelines of the PBGC Settlement Agreement.

Certainly, Delta cannot seriously contend that the termination of pension benefits is an "ordinary business matter" rather than a significant social and public policy issue. Even assuming argument that the Proposal relates to ordinary business matters, it also addresses the significant social policy issue of pension dumping and executive compensation, which "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." See the 1998 Release.

The Proposal does not seek a new retirement benefit, only paying an earned retirement benefit if incentives to executives are paid. Proposal does not seek to change earned benefits and has no effect on previous retiree benefit calculations. Proposal does not seek to change eligibility provisions. Proposal does not create an additional benefit above earned benefits. As such, it does not fall under the category of ordinary business or "day-to-day" since the benefit was previously earned and calculated. Proposal relates only to whether benefit should be paid if executives are given incentive pay.

Delta has adopted specific Directors' Code of Ethics and Business Conduct and Code of Ethics and Business Conduct principles (Exhibit E). The specific policy issues addressed in the code states:

Our Ethical Principles:

Earn the Trust of Our Stakeholders. Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

Our Actions:

Do what's right.

The Director Code of Ethics and Business Conduct states:

Directors shall oversee fair dealing by employees, officers and directors with the Company's customers, suppliers, competitors and employees. "Fair dealing" means the avoidance of unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Delta did not include in its no action request the letter form Senators Isakson and Chambliss (Exhibit F) that requests that Delta do essentially what the Proponent advocates through the Proposal. The letter from the Senators would seem to address a "significant policy" issue through their request. Since the request from the Senators in 2008, Delta has acquired Northwest Airlines through merger. Delta now pays the retirement benefits of all Northwest employees (including pilots) and Delta employees with the exception of the Delta pilots.

Although the Staff has excluded proposals that deal with "general ethics and conduct" this Proposal addresses a specific and "significant policy" issue, echoed by the Senators, that has dealt with retirees in a manner that is not consistent with stated ethics and is now at the forefront of public awareness. The Delta pilot pension was the only plan terminated and the only group to suffer pension losses. Such actions do not demonstrate "dealing honestly and in good faith", "Do what's right", or "Fair dealing".

The recent filing for bankruptcy by American Air Lines and their planed termination of pension plans has highlighted this "significant policy" issue. There have been many news accounts of actions by the PBGC to ensure that American, Kodak, and other companies live up to their obligations to employees by maintaining their pension programs. PBGC Director Gotbaum, on January 12, 2012, issued a statement about this "significant policy" issue and how companies should honor their commitments. (Exhibit G):

"American has more than $4 billion in cash: some of that money should already have been paid into its pension plans.

"American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits."

Congressman David P. Roe (Tenn) stated at the February 2, 2012 Education & the Workforce Committee hearings on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans (Exhibit G):

"The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheet and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits."

The Staff has allowed Proposals relating to "significant policy" issues and executive compensation. (Exhibit H):

Re: Yahoo! Inc., April 5, 2011: "In our view, the proposal focuses on the significant policy issue of human rights".

Re: Fed Ex Corporation, May 26, 2011 : "In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view focus on the significant policy issue of executive compensation."

Re: Wells Fargo & Company, December 28, 2010: "incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risk that could lead to a material financial loss to the institution is a significant policy issue."

Re: News Corporation, May 27, 2010: "The proposal relates to executive compensation."

Since emergence from bankruptcy Delta has acquired Northwest Air Lines and integrated their workforce. The result has been a successful turnaround for the company and 2011 was the most profitable year in the history of Delta with over $1.2 billion in net income. Since 2007 Delta has paid out over $4.0 billion in cash and equity for incentive programs. A significant portion of these payouts have gone to senior executives and managers through the Management Incentive Program or Long Term Incentives to Director or Executive Officers. (Exhibit I.)

The Executive Compensation Philosophy and Objectives describes their goals as:

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

If such an incentive program delivers "value to our stockholders" then the Proposal would achieve the same objective. As such, the Proposal is a benefit to all stockholders.

The Proposal asks that when Delta is doing well and incentives are paid to senior executives, then those that were harmed by Delta not following stated "significant policy" should have the opportunity to participate in the success. The Proposal does not seek an additional benefit, only paying a portion of a previous benefit, if executive incentives are paid. The Proposal seeks to pay a benefit that was negotiated and promised by Delta over many years, if the senior executives are to receive incentive pay.

The Proposal relates to executive compensation and does not require that a benefit be paid unless senior executives are given incentives when Delta does well. Delta is free to pursue "ordinary business" in any manner that it sees fit. The Proposal would demonstrate to all stakeholders Delta is committed to "fair dealing", "honesty and integrity" and to "Do what's right."

On the basis that the proposal reflects a "significant policy" issue brought to the forefront by Senators Isakson and Chambliss, and echoed recently by PBGC Director Gotbaum and Congressman Roe, the Staff should reject Delta's request to exclude this proposal.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus may not exclude the Proposal from its Proxy Materials.

3. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent

The proposal is shared by Delta's shareholders at large.

The Commission has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Further, the Proponent has specifically raised concerns about "fair dealing" previously at Company shareholder meetings and discussed this issue with Delta's Board members. It is a direct result of the insufficient efforts of Delta and its Board to attempt to address these concerns that the Proponent has filed the current Proposal. Based upon the forgoing, it is obvious that the Proponent is "personally committed or intellectually and emotionally interested" and has submitted the Proposal.

Delta also argues that the Proposal should be excluded because of the Proponent's history of activities is indicative of a personal claim or grievance under Rule 14a-8(i)(4). Company contends that Proponent has both individually and through an organization of pilot retirees pursued various avenues, including political avenues, to have Delta reverse the effects of termination. This argument ignores the fact that the Staff has consistently refused to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the Proposal raises significant policy issues. See, e.g. Chevron (March 28, 2011) (the proposal would amend the bylaws to establish a board committee on human rights); *Bank of America Corp.* (March 14, 2011) (the proposal involved the issue of foreclosure and loan modification processes for the company); *PPG Industries, Inc.* (Jan. 15, 2010) (the proposal requested a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Tyson Foods, Inc.* (Dec. 15, 2009) (the proposal addressed the use of antibiotics used in the feed given to livestock owned or purchased by the company); *Mattel.* (March 10, 2009) (the proposal requested a yearly report on toys manufactured by licensees and sold by the Company to address toy safety and workplace environment concerns); *Halliburton Co.* (March 9, 2009) (the proposal requested that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Bank of America Corp.* (Feb. 29, 2008) (the proposal called for board committee to review company policies for human rights); and *ONEOK, Inc.* (Feb. 25, 2008) (the proposal requested a report from the company on the feasibility of reducing greenhouse gas emissions).

As a result of bankruptcy Delta paid some claims in "New" Delta stock. Approximately 13,000 pilots became shareholders. The stock was in payment for lost claims due to pension termination. Through these payments many became shareholders, including Proponent, holding stock that paid a fraction of their actual claim. Delta requested to pay these claims in "New" Delta stock and now seeks to exclude shareholders because they have this stock. To exclude this large group of shareholders, who became so because of payments "dictated through the bankruptcy court", would defeat the purpose of the shareholder process.

Delta paid the PBGC $2.2 billion in new stock as a condition of pension termination. As trustee of the Delta Pilot Pension Plan and a large shareholder the PBGC has expressed interest in how the pension plans at American are being handled. (Exhibit G). The PBGC is now the Trustee for the Delta Pilots Pension Plan and would have a fiduciary duty and shareholder interest to represent the well being of their beneficiaries.

Inclusion of the proposal would enhance the value of shareholder investment at large. It would demonstrate that Delta values all employees and the commitments that are made to them. Such actions are at the foundation of a dedicated and ongoing workforce and are returned to the company through better performance. That performance increases the value and stability of the company, thus increasing shareholder value. Since 2007, Delta has in fact recognized the value of such a workforce by providing programs such as a Broad Based Profit Sharing Program and a Shared Rewards Program. These programs reward employees when the company does well. The Proposal would enhance shareholder value and further the goals of the company by demonstrating their commitment to all employees and retirees.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(4) and thus may not exclude the Proposal from its Proxy Materials.

Conclusion

On the basis of the above, Proponent respectfully requests that the Staff deny the request by Delta for "no action" relief and require that Proposal be included in 2012 Proxy Materials. If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to respond prior to the issuance of a written response.

As stated in section G.9 of SLB No. 14, both Delta and the proponent should promptly forward to each other copies of all correspondence provided to Staff in connection with rule 14a-8 no-action requests. Accordingly, Delta is respectfully requested to copy the undersigned on any response that Delta may choose to make to the staff.

If I can be of further assistance, please do not hesitate to contact me at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Wendell Lewis

Kenneth Wendell Lewis

Cc: Alan T Rosselot (via email and delivery)

EXHIBIT A

Shareholder Proposal

SHAREHOLDER PROPOSAL

Resolved: *That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar, or subsequent programs.*

Supporting Statement: *Delta Air Lines, Inc. is incorporated under the laws of the state of Delaware. Since emergence from bankruptcy Delta has paid over $4.0 Billion in cash and equity for incentive programs and merger bonuses to Delta and former Northwest employees. Delta terminated the pension of Delta pilots on September 2, 2006, the only group (including acquired Northwest employees and pilots) to have their pensions terminated. The PBGC became trustee of the Delta Pilot Retirement Plan and greatly reduced the amount of pension paid to retired Delta pilots. On December 13, 2007, the Federal Aviation Administration changed the retirement age for pilots to 65. This change allowed Delta pilots that were under 60 at that time to continue employment for another five years and recover some of their lost benefits. The active pilots received significant compensation and other retirement plan incentives. Some Delta pilots who retired prior to December 13, 2007 suffered no reductions in retired pay; others received large cuts from the PBGC resulting in significant hardships. The pilots who retired prior to December 13, 2007 have no way to recover their lost retirement.*

The PBGC has no restrictions preventing Delta from implementing changes more than five years after termination. The Delta supplemental payment would be in addition to the amount paid by the PBGC up to the actual total earned benefit.

The Delta Air Lines, Code of Ethics and Business Conduct,
http://images.delta.com.edgesuite.net/delta/pdfs/CodeofEthics_021004.pdf Pg2 states:

- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

And:

- Know what's right.
- Do what's right.

This action would demonstrate what the Code of Ethics embodies and allow the retired Delta pilots to receive their retirement just like all other Delta retirees, including the pilots and employees acquired by the merger with Northwest Airlines. Delta would be honoring their commitment to the pilot retirees and demonstrate "honesty and good faith" to the remaining employees and retirees.

This proposal would benefit all shareholders by maintaining the integrity of Delta and demonstrating that the Delta Board of Directors is committed to honoring their duties and responsibilities to all employees, including retired pilots. We urge your support for this important reform.

EXHIBIT B

Shareholder Verification

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

January 10, 2012

Kenneth Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for your recent call to Fidelity Investments regarding your Rollover IRA ending in ***FISMA & OMB Memorandum M-07-16*** This letter is in response to your request for the history of your position in Delta Airlines (DAL).

After reviewing your request, I found the following purchases. Please note that as of January 9, 2012, our records show that you have not made any sales in your position in DAL.

[illegible]	[illegible]	[illegible]
12/23/2010	36.000	$12.195
12/23/2010	374.000	$12.20

Mr. Lewis, I hope you find this information helpful. If you have any questions regarding this request, or for any other issues or general inquiries regarding your account, please contact your Premium Services team 570 at (800) 544-4442 for assistance.

Sincerely,

J.P. Freniere
High Net Worth Operations

Our File: W655606-09JAN12

EXHIBIT C

Deficiency Notice
Second Shareholder Verification

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

January 24, 2012

VIA OVERNIGHT DELIVERY

Mr. Kenneth W. Lewis

FISMA & OMB Memorandum M-07-16

RE: SHAREHOLDER PROPOSAL RECEIVED JANUARY 11, 2012

Dear Mr. Lewis:

We received on January 11, 2012 your letter submitting a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. A copy of Rule 14a-8 is enclosed for your convenience. To be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to vote on the proposal, for at least one year as of the date the shareholder proposal was submitted.

The proof of ownership that you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, the proof of ownership does not satisfy the requirement that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares.

To be considered a record holder, a broker or bank must be a Depositary Trust Company ("DTC") participant. There is no indication in the letter you submitted from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on DTC's list of participants. Therefore, we cannot verify that Fidelity Investments is the record holder of your shares and cannot conclude that you have satisfied the eligibility requirements of Rule 14a-8(b).

To remedy this defect, you should submit sufficient proof in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the

Mr. Kenneth W. Lewis
January 24, 2012
Page 2

Company's shares for at least one year. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank.

If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from the broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Both of these statements will need to verify that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, *your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.*

Please note that the requests in this letter do not restrict any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds that may apply as provided in Rule 14a-8.

Sincerely,

Alan T. Rosselot

Enclosure – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Fidelity Investments

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

January 26, 2012

Kenneth Wendell Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for contacting Fidelity Investments regarding holding verification for your account ending in [illegible] Memorandum M-07-16***

Please accept this letter as verification that you purchased 410.000 shares of Delta Airlines (DAL) on December 23, 2010. Please note you have held this position continually from this purchase date to the writing of this letter.

Please also note that you are the beneficial owner of the aforementioned position of Delta Airlines which is held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Tucker H Matteson

Tucker H Matteson
High Net Worth Operations

Our File: W430646-25JAN12

EXHIBIT D

Third Shareholder Verification

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

This letter certifies that:

KENNETH WENDELL LEWIS

FISMA & OMB Memorandum M-07-16

is currently the beneficial owner of 410 shares of DELTA AIR LINES INC., and Kenneth Wendell Lewis has held the position continuously with National Financial Services, LLC dating back to December 2010.

Sincerely,

Sean Cole, Manager

02/17/2012 14:45 FAX
02/18/2012 18:29 FAX

0002/0003
001/002

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

Please accept the enclosed letter as valid proof of ownership for Mr. Kenneth-Wendell Lewis, who shares are held at National Financial Services LLC (DTC participant number 0226).

Mr. Lewis has been working with our firm and your company to facilitate a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. through several communications with your company in January 2012. In one of the communications, a proof of ownership letter was included; unfortunately Fidelity Investments was listed as the record date holder instead of Fidelity Investments registered broker-dealer, National Financial Services, LLC.

We would ask that you reconsider this request as good faith attempts have been made on Mr. Lewis' behalf to facilitate his stockholder proposal in a timely manner.

We appreciate your consideration.

Sincerely,

Lawrence Conover
Vice President

EXHIBIT E

Directors' Code of Ethics and Business Conduct

Code of Ethics and Business Conduct

Pages 74 through 75 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

12-12-11

Delta Air Lines

✈ ✈✈ ✈✈✈

[redacted]

Our Vision, Ethical Principles and Actions

To be the world's greatest airline.

- **Act with Integrity.** Pursue no business opportunity that would violate the law or Delta's standards of conduct. This begins with our foremost commitment to safety and extends to all other legal and ethical responsibilities, as well.
- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.
- **Respect and Support Each Other.** Respect the dignity of our fellow employees, recognizing that we gain strength from diversity and inclusiveness.
- **Be Loyal.** Avoid and disclose any activities that might conflict with our responsibilities to Delta and our customers, and protect Delta's assets.
- **Act in a Way We Can Be Proud Of.** Only engage in business activities that you would be comfortable with if others knew about them.
- **Listen.** Provide an environment where individuals can question a Delta practice in good faith without suffering any negative consequences.

- Know what's right.
- Do what's right.
- If you are ever unsure, ask.
- Keep asking until you get an answer.

☎ Delta Ethics and Compliance HelpLine 1 800 253-7879

Page 78 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT F

Letter from Senators Isakson and Chambliss

United States Senate

WASHINGTON, DC 20510

October 23, 2008

Mr. Richard Anderson
Chief Executive Officer
Delta Air Lines, Inc.
1030 Delta Boulevard
Atlanta, GA 30320

Captain Lee Moak
Chairman
Delta Air Lines Master Executive Council
100 Hartsfield Centre Parkway
Suite 200
Atlanta, GA 30354

Dear Mr. Anderson and Captain Moak:

As you know, we worked tirelessly on behalf of the Delta employees, retirees, and their families to pass into law provisions allowing airlines to spread their pension plan funding over a more manageable schedule. We did this to protect the 91,000 Delta Air Lines pensioners and family members in Georgia from losing their pensions and to help protect American taxpayers from having to pay for those airline pensions.

We understand that over 5,500 retired Delta pilots have had their retirement plan terminated and turned over to the Pension Benefit Guaranty Corporation (PBGC). Our understanding is that a majority of retired Delta pilots receive only a small percentage of the monthly retirement benefit they earned while employees of Delta. We are also told that a number of retired pilots receive zero benefit from the PBGC, and many more get a monthly PBGC payment that equals half or less than half of their Social Security benefit check. Finally, we are told that Delta will be assuming the pension liabilities for over 30,000 Northwest employees and retirees.

A group representing thousands of retired pilots recently sent a proposal to you, Mr. Anderson, asking Delta to make a voluntary contribution to the PBGC that would partially correct this issue. They also raised the issue at the September 25, 2008 shareholders meeting. As proponents of legislation designed to save these pensions, we were disappointed to hear that the response from Delta at that meeting was that this was considered a closed issue.

We urge you both to reconsider your positions, and to work towards finding a solution that protects the earned benefits of all employees and retirees. We appreciate your attention to this matter, stand ready to assist you in any way possible, and look forward to your response.

Sincerely,

Johnny Isakson
United States Senate

Saxby Chambliss
United States Senate

EXHIBIT G

Press Release from PBGC Director Gotbaum

Statement from Congressman David P. Roe (Tenn)

PBGC Pension Benefit Guaranty Corporation
A U.S. Government Agency

PBGC Director Josh Gotbaum on the Importance of American Airlines' Pension Plans

FOR IMMEDIATE RELEASE
January 12, 2012

WASHINGTON—Pension Benefit Guaranty Corporation Director Josh Gotbaum released the following statement today on the American Airlines' pension plans:

Some have suggested that American must duck its pension commitments and kill its pension plans in order to survive. We think that commitments to 130,000 workers and retirees shouldn't be disposable, that American should have to prove in court that this drastic step is necessary.

For other airlines, it hasn't been. American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits. Delta maintained its non-pilots plan, and both Northwest and Continental kept their plans going after their bankruptcies.

Counsel for American claims that it needs to kill its employees' pensions in order to be competitive with other major carriers. The numbers tell a different story: Delta Airlines, which reorganized in bankruptcy, pays an average of $13,210 per employee in pension costs - almost 2/3 *more* than American's pre-bankruptcy cost of $8,102. (Source: 2010 annual reports)

American has more than $4 billion in cash; some of that money should already have been paid into its pension plans. However, Congress, hoping to preserve plans, allowed American to defer the payments. It would be a tragedy if American repaid Congress's generosity by turning around and killing the plans anyway.

PBGC is always ready to provide a safety net to employees whose companies can no longer afford their commitments, but that doesn't mean that it's good for employees and retirees when we do. There are legal limits to the amounts we can pay, and we don't cover retiree health care. That's why PBGC always tries first to preserve plans. We will continue to encourage American to fix its financial problems and still keep its pension plans.

We stand with American's workers and retirees who are concerned about their futures. Many of the airline's employees took lower wages so the plans could continue. Now, it's American's turn to step up so workers aren't short-changed.

About PBGC

PBGC protects the pension benefits of 44 million Americans in 27,500 private-sector pension plans. The agency is directly responsible for paying the benefits of more than 1.5 million people in failed pension plans. PBGC receives no taxpayer dollars and never has. Its operations are financed by insurance premiums and with assets and recoveries from failed plans.

— ### —

PBGC No. 12-12

Contact: Press Office (202) 226-9440

Roe Statement: Hearing on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans"

WASHINGTON, D.C. | February 2, 2012 -

We are confronted today with two difficult realities. The first is the financial challenges facing the Pension Benefit Guaranty Corporation. For more than 35 years, PBGC has provided an important safety net to millions of workers in the event a defined benefit pension plan becomes insolvent or terminated. The sheer size of the corporation's responsibilities are quite remarkable, and they continue to grow.

In 2011, PBGC paid benefits to more than 819,000 retirees at a cost of $5.3 billion. At the same time, PBGC assumed responsibility for 152 terminated plans, increasing its obligations to more than 4,300 plans. While the number may pale in comparison to other federal programs like Social Security and Medicare, PBGC still provides a federal backstop for the defined benefit pension plans of roughly 43 million individuals.

Unfortunately, PBGC reports a deficit of $26 billion – and we learned just this week that the burden on PBGC will continue to grow in the months ahead. The events surrounding American Airlines' bankruptcy and its resultant decision to terminate the pension plans of 130,000 workers are deeply troubling. Hostess Brands and Eastman Kodak are also in the process of bankruptcy, and we await word on whether they too will fail to meet their pension obligations.

The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheets and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits.

This leads us to the second, more difficult reality we must confront: the state of the economy. Far too many employers are operating on thin margins where an unexpected burden can destroy their businesses. We all want to see the finances at PBGC strengthened. However, we must closely examine and fully understand the unintended consequences of our policy decisions.

Excessive increases in premiums and unpredictable costs of defined benefits plans will have a direct impact on employers and job creation. At the same time, if we do not act appropriately we will undermine the financial standing of PBGC and its ability to serve retirees. Congress must remain engaged, and that is why I am concerned about surrendering some of our authority in this area. The oversight and guidance of this committee should continue to play an important role in this debate.

As we move forward, our task is a difficult one: Find a solution that can strengthen PBGC without harming job creation or discouraging participation in our voluntary pension system. There will be no easy answers. However, I am confident that by working together, we can find a responsible solution that protects the interests of employers, workers, retirees, and taxpayers.

Before I close, Director Gotbaum, let me add my voice to those who have raised concerns with mismanagement of certain pension plans by PBGC. The workers who receive benefits through the corporation are already coping with the devastating ordeal of an employer going out of business or choosing to sever ties with their workers' pension plan. It is deeply unfortunate when this difficulty is compounded by poor management at PBGC. Recent reports by PBGC's Inspector General that retirees may not have received proper benefits are disturbing, and I hope you can provide assurances to this committee – and the nation's workers – that you are implementing a plan to fix these mistakes and prevent them from happening again. We stand ready to assist you in any way we can.

###

EXHIBIT H

Staff Responses

April 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 10, 2011

The proposal directs the company to formally adopt human rights principles specified in the proposal to guide its business in China and other repressive countries.

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

June 24, 20011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal asks the board "to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock."

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view, focus on the significant policy issue of executive compensation. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

March 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2010

The proposal requests that Wells Fargo prepare a report to describe the board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the company's operations. It further states that the report must disclose specified information about the compensation paid to the 100 highest paid employees.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. However, the proposal relates to the compensation paid to a large number of employees without regard to whether the employees are in such a position or are executive officers. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

July 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated May 27, 2010

The proposal relates to executive compensation.

We are unable to concur in your view that News Corporation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that News Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples
Senior Special Counsel

EXHIBIT I

Executive Incentive Program

- In 2007, Mr. Anderson voluntarily waived, while employed by Delta, medical benefits he is eligible to receive under his 2001 agreement with Northwest Airlines, Inc.
- Mr. Anderson has refused any increase in his base salary, which was set at $600,000 when he joined Delta as CEO on September 1, 2007.

Our Employee Commitment

Delta's employees are critical to the company's success. Our strong financial results in 2010 and the successful integration of Delta and Northwest would not have been possible without the dedication and determination of our employees. During 2010, we continued our commitment to promoting a culture of open, honest and direct communications; making Delta a great place to work; and building an environment that encourages employee engagement. Key actions in 2010 include:

- Fulfilling the commitment we made three years ago to provide industry standard base pay rates by the end of 2010 to our non-contract, U.S.-based frontline employees.
- Paying $313 million under Delta's broad-based profit sharing program, in recognition of the achievements of our employees in meeting Delta's financial targets for the year.
- Awarding $26 million under Delta's broad-based shared rewards program, based on the hard work of our employees in meeting on-time arrival, baggage handling and flight completion factor performance goals during 2010.
- Contributing over $1 billion to Delta's broad-based defined contribution and defined benefit retirement plans.

Delta employees in all five union elections held during 2010 voted to reject union representation. Since 2009, Delta employees in nine groups, covering approximately 56,000 employees, have preserved the direct relationship and culture Delta has maintained over the decades.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy and objectives are directly related to our business strategy. In 2010, our primary business goals included positioning Delta as the global airline of choice; building a diversified, profitable worldwide network and global alliance; and delivering industry-leading financial results.

To achieve these goals, the P&C Committee continued the executive compensation philosophy and objectives from the previous year, concluding this approach remained important to deliver value to stockholders, customers and employees. Our principle objectives are to promote a pay for performance culture which:

- Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders. As discussed below, the payout opportunities for executive officers under our annual and long term incentive plans depend on Delta's financial and operational performance as well as the price of our common stock.
- Closely aligns the interests of management with frontline employees by using many of the same performance measures in both our executive and broad-based compensation programs. Consistent with this objective, our annual incentive plan includes the same goals that drive payouts to frontline employees under our broad-based employee profit sharing and shared rewards programs. Moreover, if there is no payout under the broad-based profit sharing program for a particular year, there will be no payment under the annual incentive plan's financial performance measure and the payment, if any, to executive officers under the annual incentive plan's other performance measures will be made in restricted stock rather than in cash.
- Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent to Delta when needed.

The P&C Committee considered these objectives in structuring the executive compensation program after the merger, determining the program should reflect the expanded responsibilities of executive officers in managing a significantly larger airline and provide incentives to promote the successful integration of Delta and Northwest.

Administration of the Executive Compensation Program

The following table summarizes the roles and responsibilities of the key participants under the executive compensation program.

Key Participants	Role and Responsibilities

P&C Committee	The P&C Committee develops, reviews and approves the executive compensation program. In this role, the P&C Committee:
	• Approves Delta's executive compensation philosophy and objectives
	• Ensures that Delta's executive compensation program is designed to link pay with company performance
	• Selects the peer group used to assess the executive compensation program
	• Determines the design and terms of the annual and long term incentive compensation plans
	• Establishes the compensation of the CEO and other executive officers
	• Performs an annual evaluation of the CEO
	• Operates under a written charter that requires the P&C Committee to consist of three or more directors. Each member must:
	  • be "independent" under NYSE rules and Delta's independence standards
	  • qualify as a "non-employee" director under SEC rules
	  • be an "outside director" under Section 162(m) of the Internal Revenue Code
	• Meets in executive session without management

Key Participants	Role and Responsibilities

Independent Compensation Consultant	Since 2007, the P&C Committee has retained Frederic W. Cook & Co. ("Cook") as its independent executive compensation consultant. In this role, Cook:
	• Provides advice regarding:
	  • Delta's executive compensation strategy and programs
	  • the compensation of the CEO and other executive officers
	  • the selection of the peer group used to assess the executive compensation program
	  • general compensation program design
	  • the impact of regulatory, tax, and legislative changes on Delta's executive compensation program
	  • executive compensation trends and best practices
	  • the compensation practices of competitors
	• Meets regularly with the P&C Committee in executive session without management
	• Provides no other services to Delta
	• May work directly with management on behalf of the P&C Committee but this work is always under the control and supervision of the P&C Committee
	The P&C Committee considered Cook's advice when determining executive compensation plan design and award levels in 2010.

Management	Under the supervision of the P&C Committee, Delta's human resources department is responsible for the ongoing administration of the executive compensation program. • The Executive Vice President-HR & Labor Relations and his staff serve the P&C Committee and, in cooperation with Cook, prepare proposed compensation programs and policies for the P&C Committee at the request of the P&C Committee and the CEO The following individuals also are involved in the administration of our executive compensation program: • The CEO makes recommendations to the P&C Committee regarding the compensation of executive officers other than himself • The Chief Financial Officer and his staff evaluate the financial implications of executive compensation proposals and financial performance measures in incentive compensation arrangements • The Vice President — Corporate Audit and Enterprise Risk Management confirms the proposed payouts to executive officers under our annual and long term incentive plans are calculated correctly and comply with the terms of the applicable performance-based plan

Peer Group

We strive to provide competitive compensation to our executives in accordance with our overall philosophy of treating frontline employees fairly and consistently. A key element of our compensation philosophy is to ensure our compensation programs for management and frontline employees align incentives for all Delta people to achieve our business goals. When making compensation decisions for 2010, the P&C Committee compared the actual and proposed compensation of our executive officers to compensation paid to similarly situated executives at companies in our airline industry peer group. We believe peer group data should be used as a

point of reference, not as the determining factor in our executive officers' compensation. The P&C Committee also considers general industry data, as well as business and industry conditions, our strategic business objectives, Delta's culture, and the officer's performance and experience.

For 2010, we compared the compensation of our executive officers and similarly situated executives at the following companies, which also serve as comparators for compensation purposes for our frontline employees:

- AirTran Airways
- American Airlines
- Continental Airlines
- JetBlue Airlines
- Southwest Airlines
- United Airlines
- US Airways

Because of Delta's substantial increase in size following the merger, the peer group used to develop the compensation comparisons for management double weights the major network carriers. The network carriers which are double weighted are American Airlines, Continental Airlines, United Airlines and US Airways.

The P&C Committee also decided to obtain a broader market context by reviewing compensation data for businesses in the transportation industry and other companies which approximate Delta's revenue and operational scale following the merger. In 2010, these companies included Burlington Northern Sante Fe Corporation, CSX Corporation, Du Pont, FedEx Corporation, Norfolk Southern Corporation, The Coca-Cola Company, Union Pacific Corporation and United Parcel Service, Inc. When compared to these businesses, Delta's total compensation opportunities in 2010 for named executive officers are generally between the 25th percentile and the median. As stated above, the P&C Committee uses this data as a point of reference, not as the determining factor in setting compensation.

Beginning in 2011, the P&C Committee changed the peer group it uses for executive compensation purposes to better reflect Delta's increased size and complexity following the merger. The new peer group consists of five major U.S. airlines and eighteen other companies with revenue and other business characteristics similar to Delta in the hotel/leisure, transportation/distribution, machinery/aerospace/defense and retail industries. In making this change, the P&C Committee also considered Cook's view that the airline industry peer group is too small to provide stable and reliable market data for executive compensation purposes due to the substantial number of mergers in the airline industry; the fact Delta competes for management talent with companies both inside and outside the airline industry; and the peer groups other major airlines use to assess their executive compensation programs.

Elements of Compensation

Compensation elements for our executive officers include:

- Base salary
- Annual incentives
- Long term incentives
- Benefits

As shown previously in the compensation mix pie charts, at-risk performance-based compensation is the largest portion of the total compensation opportunity for the CEO and the other named executive officers. The P&C Committee believes this is the appropriate approach for aligning the interests of our named executive officers and stockholders.

When making compensation decisions, the P&C Committee reviews compensation "tally sheets" prepared by Cook. The tally sheets detail the total compensation and benefits for each executive officer, including the compensation and benefits the officer would receive under hypothetical termination of employment scenarios.

Base Salary. In setting base salary, the P&C Committee considers the individual's responsibilities, performance and experience, as well as internal equity, business and industry conditions and the competitive market. The

base salaries of our executive officers are substantially below the base salaries of similarly situated executives at the companies the P&C Committee reviews for a broader market context as described above.

None of our executive officers received a salary increase in 2010 or 2009, except Mr. Halter received a salary increase in 2009 due to his promotion to Senior Vice President and Chief Financial Officer. Mr. Anderson's salary has not changed since he joined Delta as CEO on September 1, 2007.

The P&C Committee places greater emphasis on long term incentive opportunities than on salary for executive officers. In addition, the P&C Committee agreed with a management recommendation that, absent a promotion or an increase in responsibilities, executive officers would not be considered for salary increases until non-contract, U.S.-based frontline employees reached industry standard base pay rates, which occurred on October 1, 2010.

In 2011, the P&C Committee, based on the CEO's and senior management's recommendations, continued to place greater emphasis on long term incentive opportunities than on salary for executive officers. The P&C Committee has no plans, absent a promotion or an increase in responsibilities, to provide base salary increases to executive officers in 2011.

Annual Incentives. The 2010 Management Incentive Plan (the "2010 MIP") is an annual incentive plan that links pay and performance by providing approximately 2,200 management employees with a compensation opportunity based on Delta's achieving key business plan goals in 2010 (which includes the same goals for the CEO, executive officers and substantially all management employees). It also aligns the interests of Delta management and employees because the 2010 MIP includes the same goals that drive payouts under Delta's broad-based employee profit sharing program ("Profit Sharing Program") and shared rewards program ("Shared Rewards Program"). Under the Profit Sharing Program, Delta pays employees a specified portion of its annual pre-tax income, as defined in the applicable plan document. Under the Shared Rewards Program, Delta pays employees up to $100 per month based on its on-time arrival, baggage handling and flight completion factor performance.

The annual incentive opportunity under the 2010 MIP for executive officers is based on Delta's performance in the following areas:

- 33% — financial;
- 33% — operational; and
- 34% — merger integration.

The financial performance measure is Delta's 2010 pre-tax income, which is the same measure used in the Profit Sharing Program for Delta employees. Even if Delta meets or exceeds its financial performance target under the 2010 MIP, no payment may be made for this performance metric unless there is a payout for 2010 under the Profit Sharing Program. Moreover, if there is no payout under the Profit Sharing Program, a participant's actual MIP award, if any, may not exceed his or her target award opportunity even if Delta's performance under the other performance measures meets or exceeds the maximum level.

The operational performance measures are the number of times in 2010 the monthly (1) Shared Rewards Program goals are met (75% weighting); and (2) on-time arrival and completion factor performance goals for the Delta Connection airlines are satisfied (25% weighting).

The merger integration performance measure is based on the achievement of quantifiable benefits as a result of the merger. Merger benefits include items such as (1) revenue synergies; and (2) cost savings from reduced overhead and improved operational efficiency.

Payments, if any, earned by executive officers under the 2010 MIP are made (1) in cash if there is a payout under the broad-based employee Profit Sharing Program for 2010; and (2) in restricted stock if there is no such payout ("MIP Restricted Stock"). The MIP Restricted Stock will vest when (1) there is a payout under the Profit Sharing Program; or (2) the executive officer's employment is terminated by Delta without cause, or due to the officer's death or disability. If the executive officer voluntarily resigns or retires, the MIP Restricted Stock will vest when there is a payout under the Profit Sharing Program, as if the officer's employment

continued. The MIP Restricted Stock will be forfeited if, prior to vesting, the executive officer's employment is terminated by Delta for cause. Since there was a payout under the Profit Sharing Program for 2010, the executive officers received their 2010 MIP award in cash.

The following chart shows the performance measures for executive officers under the 2010 MIP and the actual performance for each measure in 2010.

Performance Measure	Measure Objective	Performance Levels		2010 Actual Performance
FINANCIAL (33% weighting)				
2010 Pre-tax income (1)	Measure of Delta profitability	Threshold	$328 million	$1,941 million, which exceeded maximum level
	Aligns executive incentives with employee Profit Sharing Program	Target	$489 million	200% of target earned
		Maximum	$650 million	
OPERATIONAL (33% weighting)				
Number of monthly goals met under Shared Rewards Program (75% weighting)	Supports strategic focus on customer service	Threshold	16 Shared Rewards goals achieved	9 Shared Rewards goals met, which did not meet threshold level.
	Aligns executive incentives with employee Shared Rewards Program	Target	21 Shared Rewards goals achieved	0% of target earned
		Maximum	26 Shared Rewards goals achieved	
Number of monthly goals met by Delta Connection airlines (25% weighting)	Supports strategic focus on customer service	Threshold	9 Delta Connection goals achieved	11 Delta Connection goals met, which exceeded threshold level but below target
		Target	14 Delta Connection goals achieved	70% of target earned
		Maximum	19 Delta Connection goals achieved	
MERGER INTEGRATION (34% weighting)				
Achievement of merger-related benefits	Supports Delta's commitment to realize quantifiable merger benefits	Threshold	$1,434 million	$2,023 million, which exceeded maximum level
		Target	$1,600 million	200% of target earned
		Maximum	$1,766 million	
ADDITIONAL REQUIREMENTS				
If no payout is made under the employee Profit Sharing Program: • no payment may be made under the financial performance measure; • payment, if any, under the operational and merger integration performance measures may not exceed the participant's 2010 MIP target award opportunity; and • payment, if any, under the other performance measures will be made in restricted stock rather than in cash	Aligns executives and employees			There was a payout under the employee Profit Sharing Program for 2010. Accordingly, executive officers received their 2010 MIP award in cash.

(1) "Pre-tax income" means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to employee equity securities; (c) gains or losses with respect to extraordinary, one-time or non-recurring events; and (d) expense accrued with respect to the broad-based employee Profit Sharing Program and the 2010 MIP.

The target award opportunities under the 2010 MIP are expressed as a percentage of the participant's base salary. The P&C Committee determined the target award opportunities so the participant's target annual compensation opportunity (base salary plus target 2010 MIP award) is competitive. The target award opportunity was 150% of base salary for Mr. Anderson and Mr. Bastian; 125% for Mr. Gorman; and 100% for the other executive officers.

Payments under the 2010 MIP could range from zero to 200% of the target award opportunity depending on the performance achieved. The P&C Committee sets performance measures at threshold, target and maximum levels for each performance measure, with (1) no payment for performance below the threshold level; and (2) a potential payment of 50% of target for threshold performance, 100% of target for target performance and 200% of target for maximum performance.

Delta achieved the maximum level for the 2010 MIP's financial performance and merger integration performance measures. With respect to the operational performance measures, Delta did not meet the threshold level for the Shared Rewards Program goals, but exceeded the threshold level for the Delta Connection goals. Based on the performance measure weightings and the percent of target earned shown in the table above, executive officers earned 140% of their MIP target opportunity shown in the Grants of Plan-Based Awards Table in this proxy statement. Because Delta was profitable in 2010, there was a $313 million payout under the Profit Sharing Program to approximately 77,000 employees. Accordingly, payments earned by executive officers under the 2010 MIP were made in cash.

<u>Long Term Incentives.</u> The 2010 Long Term Incentive Program ("2010 LTIP") links pay and performance by providing approximately 250 management employees with a compensation opportunity based on Delta's financial performance over a two-year period, and aligns the interests of management and stockholders. The performance measures and goals are the same for the CEO, executive officers and all other participants in this plan. Under the 2010 LTIP, executive officers received an award opportunity consisting of performance awards and restricted stock, as follows:

- This award is provided 50% in a performance award and 50% in restricted stock to balance the incentive opportunity between Delta's financial performance relative to other airlines and its stock price performance. This mix and the other terms of the 2010 LTIP are intended to balance the performance and retention incentives with the high volatility of airline stocks.

- Performance awards are a dollar-denominated long term incentive opportunity payable in common stock to executive officers and in cash to other participants. The payout, if any, of the performance award is based on the cumulative revenue growth and average annual pre-tax income margin ranking over the two-year period ending December 31, 2011 of Delta relative to American Airlines, Continental Airlines, Southwest Airlines, United Airlines and US Airways. These financial measures are weighted equally, and the potential payments may range from zero to 200% of the target award. AirTran Airways and JetBlue Airlines are not included in the performance comparison because changes in their cumulative revenue growth and annual pre-tax income margins are not comparable due to their significantly smaller size relative to the other carriers in the peer group.

- Restricted stock is common stock that may not be sold or otherwise transferred for a period of time, and is subject to forfeiture in certain circumstances. The 2010 LTIP generally provides the restricted stock will vest (which means the shares may then be sold) in two equal installments on February 1, 2011 and February 1, 2012, subject to the officer's continued employment. The value of a participant's restricted stock award will depend on the price of Delta common stock when the award vests.

The 2010 LTIP target awards are the largest component of each executive officer's compensation opportunity, reflecting the P&C Committee's focus on longer term compensation, Delta's financial results relative to peer airlines and Delta's common stock price performance. The P&C Committee determined the target award opportunities so the participant's total direct compensation opportunity is competitive.

The following chart shows the range of potential payments of the performance award based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to the applicable peer group. The P&C Committee selected these performance measures because superior rankings in these areas should, over time, produce positive stockholder returns.

Rank vs. Airline Peers	2 Year Cumulative Revenue Growth % of Target Earned		2 Year Cumulative Revenue Growth Weighting	+	Rank vs. Airline Peers	2 Year Average Pre-Tax Income Margin % of Target Earned		2 Year Average Pre-Tax Income Margin Weighting	=	% of Target Award Earned
1	200%	x	50%		1	200%	x	50%		200%
2	150%	x	50%		2	150%	x	50%		150%
3	100%	x	50%		3	100%	x	50%		100%
4	75%	x	50%		4	75%	x	50%		75%
5	25%	x	50%		5	25%	x	50%		25%
6	0%	x	50%		6	0%	x	50%		0%

For additional information about the vesting and possible forfeiture of 2010 LTIP awards, see "Post-Employment Compensation — Other Benefits — The 2010 and 2009 Long Term Incentive Programs" in this proxy statement.

2008 and 2009 Long Term Incentive Programs ("LTIP"). In 2008 and 2009, the P&C Committee granted executive officers performance shares under the 2008 LTIP and a performance award under the 2009 LTIP, respectively. Delta reported these award opportunities in its proxy statement for the applicable year.

Like the performance awards granted under the 2010 LTIP, the payout of these award opportunities is based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to an airline peer group over a designated period. Each of these financial performance measures is weighted equally, and the potential payout may range from zero to 200% of the target award.

Under the 2008 LTIP, the performance shares granted to executive officers are denominated and paid in shares of common stock, with the performance period being the three-year period ended December 31, 2010. Under the 2009 LTIP, the performance awards granted to executive officers are denominated in dollars and paid in shares of common stock, with the performance period being the two-year period ended December 31, 2010.

Under the 2008 LTIP, Delta ranked (1) third in cumulative revenue growth, which earned 100% of target; and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 125% of target to Mr. Anderson, who had voluntarily waived the accelerated vesting of his outstanding equity awards due to the closing of the Northwest merger on October 29, 2008. In accordance with their terms, the performance shares granted to other executive officers vested and were paid in connection with the merger in October 2008.

Under the 2009 LTIP, Delta ranked (1) fifth in cumulative revenue growth, which earned 25% of target, and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 87.5% of target to executive officers.

Benefits. The named executive officers receive the same health, welfare and other benefits provided to all Delta employees, except Delta requires officers to obtain a comprehensive annual physical examination. Delta pays the cost of this examination, which is limited to a prescribed set of preventive procedures based on the person's age and gender. Mr. Anderson is eligible to receive certain medical benefits under a 2001 agreement with his former employer, Northwest Airlines, Inc., but Mr. Anderson has voluntarily waived these benefits while employed by Delta. For additional information regarding the 2001 agreement, see "Post-Employment Compensation — Other Benefits — Pre-existing Medical Benefits Agreement Between Northwest and Mr. Anderson" in this proxy statement.

The named executive officers are also eligible for supplemental life insurance, financial planning services, home security services and flight benefits. Delta provides certain flight benefits to all employees and, in 2009,

granted non-management employees two positive space passes for travel anywhere Delta flies (with Delta paying the income tax liability on this benefit). Flight benefits are a low-cost, highly valued tool for attracting and retaining talent, and are consistent with industry practice. The perquisites received by named executive officers represent a small part of the overall compensation for executives and are offered to provide competitive compensation. See the Summary Compensation Table and the related footnotes in this proxy statement for information regarding benefits received in 2010 by the named executive officers.

We do not provide any supplemental executive retirement plans (officers participate in the same on-going retirement plans as our non-contract employees), club memberships or company cars for any named executive officer. Consistent with executive compensation trends and best practices, the P&C Committee eliminated (1) supplemental life insurance for officers during retirement; (2) tax reimbursement for supplemental life insurance and home security services; (3) tax reimbursement for post-employment flight benefits for a person who is first elected an officer on or after June 8, 2009; and (4) loss on sale relocation protection for named executive officers.

Risk Assessment

The P&C Committee requested Cook to conduct a risk assessment of Delta's executive compensation program. Cook independently attested that Delta's executive compensation program does not incent unnecessary risk taking, and the P&C Committee agrees with this assessment. In this regard, the P&C Committee notes the executive compensation program includes a compensation clawback policy for officers; stock ownership guidelines for executive officers; incentive compensation capped at specified levels; an emphasis on longer-term compensation; and the use of multiple performance measures, both annual and long term, which are designed to align executives with preserving and enhancing stockholder value. The clawback policy and the stock ownership guidelines are discussed below.

Executive Compensation Policies

During the last two years, the P&C Committee enhanced the corporate governance features of the executive compensation program by adopting a compensation clawback policy for officers, stock ownership guidelines for executive officers and an equity award grant policy. Additionally, Delta's compliance program under the federal securities laws prohibits officers from engaging in certain securities hedging transactions. A brief discussion of these policies follows.

<u>Clawback Policy</u>. The compensation clawback policy holds officers accountable should any of them ever engage in wrongful conduct. Under this policy, if the P&C Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the P&C Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For these purposes, incentive compensation includes annual and long term incentive awards and all forms of equity compensation.

<u>Stock Ownership Guidelines</u>. Delta's stock ownership guidelines strengthen the alignment between executive officers and stockholders. Under these guidelines, the current executive officers are required to own the following number of shares of Delta common stock by July 24, 2012:

	Number of Shares
CEO	200,000
President	75,000
Executive Vice Presidents	50,000
CFO and General Counsel	40,000

For these purposes, stock ownership includes shares (including restricted stock) owned directly or held in trust by the executive officer or an immediate family member who resides in the same household. It does not include shares an executive officer has the right to acquire through the exercise of stock options. The stock

ownership guideline for the CEO exceeds three times Mr. Anderson's base salary based on the $12.60 closing price of Delta common stock on December 31, 2010. All of our executive officers exceed their required stock ownership level.

Equity Award Grant Policy. Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the P&C Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the P&C Committee meets to approve the awards; and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved; and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging Policy. As part of its compliance program under the federal securities laws, Delta prohibits officers from engaging in exchange-traded put and call transactions involving Delta stock, or "short sales" of Delta securities. These short-term, highly leveraged transactions are prohibited because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest.

Compensation for Mr. Anderson

The P&C Committee determines the compensation of Mr. Anderson consistent with the approach used for our other executive officers. In accordance with our executive compensation philosophy and to further align the interests of Mr. Anderson and our stockholders, the vast majority of Mr. Anderson's compensation opportunity is at risk and dependent on company and stock price performance.

The following details Mr. Anderson's total compensation for 2010 and 2009.

- Mr. Anderson's total compensation declined in 2010 compared to 2009.
- Mr. Anderson did not receive a salary increase in 2010. His salary has not changed since he joined Delta as CEO on September 1, 2007.
- Mr. Anderson's annual MIP target award has also not changed since he joined Delta. Consistent with the terms of the MIP, the award Mr. Anderson earned under the MIP was paid (1) in cash for 2010 because there was a payout under the broad-based employee Profit Sharing Program for 2010; and (2) in restricted stock for 2009 because there was no payout under the Profit Sharing Program for 2009.
- The P&C Committee increased Mr. Anderson's long term incentive opportunity in 2010 to recognize:
    - Mr. Anderson's outstanding leadership during Delta's merger with Northwest and the seamless integration of the operations of the two airlines.
    - Mr. Anderson's substantially increased responsibilities from Delta's significant increase in size, scope and complexity due to the merger. Delta's total operating revenue was $22.7 billion in 2008 compared to $31.8 billion in 2010.
    - The P&C Committee's emphasis on providing compensation opportunities for executive officers primarily through long term pay for performance programs.
- Mr. Anderson's total compensation in 2010 is substantially below the total compensation of CEOs at other Fortune 100 companies.

The following table shows Mr. Anderson's total compensation for 2010 and 2009.

Year	Salary ($)	Annual Incentive Plan (MIP)		Long Term Incentive Program (LTIP)		All Other Compensation ($)	Total Compensation ($)
		Cash ($)	Restricted Stock ($)	Performance Awards ($)	Restricted Stock ($)		
2010	600,000	1,257,975	0	3,000,000	2,999,999	183,297	8,041,271
2009	600,000	0	1,102,051	2,750,000	2,750,064	1,173,217	8,375,332

See the Summary Compensation Table and the related footnotes in this proxy statement for additional information about Mr. Anderson's compensation.

The P&C Committee believes Mr. Anderson's compensation arrangements create a strong pay and performance linkage, fully align Mr. Anderson's compensation and performance expectations with other employees and closely link his compensation to stockholder interests.

Post-Employment Compensation

Our executive officers do not have employment contracts or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. These benefits are generally conservative compared with general industry standards.

The severance benefits for our named executive officers are described in "Post-Employment Compensation — Potential Post-Employment Benefits upon Termination or Change in Control" in this proxy statement.

In 2009, the P&C Committee adopted a policy eliminating Excise Tax Reimbursement. Consistent with this policy, the P&C Committee amended the 2009 Officer and Director Severance Plan to eliminate the Excise Tax Reimbursement under that plan, and agreed Delta's future incentive awards will not provide for an Excise Tax Reimbursement.

As discussed above, in 2009, Mr. Anderson voluntarily waived the Excise Tax Reimbursement under his existing arrangements. Following Mr. Anderson's leadership, the executive officers also waived the Excise Tax Reimbursement under their 2008 incentive awards. Accordingly, neither Mr. Anderson nor any other executive officer is eligible to receive Excise Tax Reimbursement under any outstanding plan or incentive award.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the elements of the executive compensation program are important considerations for the P&C Committee when analyzing the overall design and mix of compensation. The P&C Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

In making compensation decisions, the P&C Committee considers that Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per year. Under Section 162(m), compensation may be excluded from the $1 million limit if required conditions are met. The 2010 MIP and the performance awards under the 2010 LTIP meet the conditions for exclusion. Delta has substantial net operating loss carryforwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not impact our financial results at this time.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation. For further information regarding the accounting for our equity compensation, see Note 13 of the Notes to Consolidated Financial Statements in the 2010 Form 10-K.

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

February 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: DELTA AIR LINES, INC. – STOCKHOLDER PROPOSAL OF KENNETH WENDELL LEWIS

Ladies and Gentlemen:

Delta Air Lines, Inc. ("Delta") has received from Mr. Kenneth Wendell Lewis (the "Proponent"), by letter dated January 9, 2012, a shareholder proposal (the "Proposal") for inclusion in Delta's proxy statement for its 2012 annual meeting of stockholders (the "Proxy Materials"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Delta submits this letter to give notice of its intention to omit the Proposal from the Proxy Materials. Delta requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if Delta omits the Proposal from the Proxy Materials.

Delta currently intends to file its definitive Proxy Materials for its 2012 annual meeting of stockholders with the Commission on or about April 30, 2012. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before Delta intends to file the definitive Proxy Materials.

This letter, including all attachments, is being submitted by electronic mail to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent to the Proponent simultaneously as notice of Delta's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and

the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

Delta believes that that the Proposal may properly be excluded from the Proxy Materials pursuant to:

1. Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information;

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to supply a written statement from the record holder of the Proponent's shares pursuant to Rule 14a-8(b)(2).

Delta may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Staff Legal Bulletin No. 14 specifies that when a shareholder proponent is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company, which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). The first manner of proof is to submit a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") clarifies that, for purposes of Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants should be viewed as record holders of securities deposited at DTC..

Delta received the Proposal on January 11, 2012, via U.S mail postmarked January 10, 2012. Delta's stock records do not indicate that the Proponent is the registered owner of any shares of Delta's common stock. Nor did the Proponent provide proof of ownership through a DTC participant or other record owner of Delta common stock. The Proponent did submit, along with the Proposal, a letter from Fidelity Institutional (using Fidelity Investments letterhead) purporting to establish proof of ownership. The letter did not, however, represent that either Fidelity Instituional or Fidelity Investments was the holder of record of the Proponent's shares. In addition, neither

Fidelity Investments nor Fidelity Institutional appears on the DTC participants list. Accordingly, Delta was unable to verify the Proponent's eligibility to submit the Proposal.

Delta sent via overnight delivery on January 24, 2012 a letter seeking verification from the Proponent of his eligibility to submit the Proposal (the "Deficiency Notice"). The Deficiency Notice, which was sent within 14 calendar days of Delta's receipt of the Proposal, notified the Proponent of the requirements of Rule 14a-8 and described how the Proponent could cure the procedural deficiency described above. The Deficiency Notice included a copy of Rule 14a-8 and described the required proof of ownership in a manner that is consistent with the guidelines contained in SLB 14F, including guidance on how the Proponent could determine whether his bank or broker is a DTC participant and what proof of ownership the Proponent would need to obtain if his broker or bank is not a DTC participant. A copy of the Deficiency Notice is attached as Exhibit B.

The Proponent responded to the Deficiency Notice in a letter dated January 29, 2012, which was received by Delta via fax and regular mail. This response included a letter from Fidelity Institutional on Fidelity Investments letterhead (the "Broker Letter") that identified a third party, Fidelity Brokerage Services, LLC, as the "record" holder of the proponent's shares and stated that Fidelity Brokerage Services, LLC is a DTC participant. A copy of the Proponents' Response, including the Broker Letter, is attached as Exhibit C.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b)(2)(i) for two reasons. First, the Broker Letter does not come from the purported "record" holder but instead comes from another entity. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. At no time did the Proponent submit a letter provided by Fidelity Brokerage Services, LLC. Second, even if the letter were deemed to have been provided by Fidelity Brokerage Services, LLC, that entity is not listed on the DTC participants list, despite the assertion made in the Broker Letter.[1]

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Delta satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent. The Proponent's Response fails to meet the requirements set out in Rule 14a-8(b) to substantiate that the Proponent is eligible to submit the Proposal. Delta has not received any additional correspondence from the Proponent.

Accordingly, the Proponent has not provided proof that he meets the minimum ownership requirements of Rule 14a-8(b), and Delta therefore requests that the Staff concur that it may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

---

[1] The DTC participant list available on January 30, 2012, the date Delta received the Broker Letter, at the DTC website address provided in SLB 14F was dated January 3, 2012.

The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to Delta's ordinary business operations.

While framed as a proposal to address executive compensation matters, the clear motivation behind the Proposal is to undo the effects of the termination of the Delta Pilots Retirement Plan (the "Pilots Plan") and a supplemental non-qualified retirement plan (collectively with the Pilots Plan, the "Plans") during Delta's bankruptcy proceedings in 2006 by creating a new benefit for Delta pilot retirees, including the Proponent. Termination of these Plans was one of the most difficult decisions Delta had to face in its bankruptcy proceedings, but as determined by the Bankruptcy Court and the Pension Benefit Guaranty Corporation, the requirements for distress termination of the Pilots Plan were satisfied. In short, termination of the Plans was found to be necessary for the successful reorganization of Delta.

Since termination of the Plans, various Delta pilot retirees, both individually and through an organization of pilot retirees, DP3, Inc. ("DP3"),[2] have pursued various avenues, including political avenues, to have Delta reverse the effects of the termination. A letter from Delta to United States Senators Saxby Chambliss and Johnny Isakson dated October 31, 2008 in response to these political efforts is attached as Exhibit D to this letter. This letter provides additional background on the termination of the Plans and illustrates prior efforts of pilot retirees to have Delta implement similar actions now reflected in the Proposal. The letter to Senators Chambliss and Isakson also includes a copy of earlier correspondence to DP3 on this matter, also reflecting the ongoing nature of these efforts.

At its core, the Proposal is an attempt to utilize the shareholder proposal process to create a benefit for a select group of Delta retirees. While the Proposal purports to address management compensation, the thrust of the Proposal is to condition compensation, including for many non-executive personnel, on Delta's implementation of a new retirement benefit for certain retired Delta pilots. The Staff has recognized that matters of ordinary business, like retiree benefits, can not be transformed into significant policy matters merely by tying them to executive compensation See, e.g., *Exelon Corp* (February 21, 2007) (proposal requesting that executives not be permitted to receive incentive bonuses if based on goals achieved by reducing retiree benefits). The same reasoning should apply even more clearly to an attempt to tie a retiree benefit to compensation for a broad group of management personnel. The Staff has frequently and consistently recognized that proposals concerning a variety of benefit and compensation decisions, including retiree benefits, relate to the ordinary business operations of a corporation. See, e.g., *International Business Machines Corporation* (December 11, 2009) (proposal to adjust pension plan payments to include cost of living increases); *AT&T Inc.* (November 19, 2008) (modifications to pension plan eligibility provisions); *WGL Holdings* (November 17, 2006) (proposal requesting that retired employees be given a moderate raise to their retirement pay); *International Business Machines Corporation* (January 13, 2005) (proposal seeking report examining the competitive impact of rising health insurance costs); and *BellSouth Corporation* (January 3, 2005) (proposal to increase the pension of BellSouth retirees) and many other earlier letters cited in those letters.

---

[2] According to DP3's website (http://www.dp3.org/ns2/trustees.html), the Proponent has been a member of the Board of Trustees of DP3 since July 2008 and has served as its Vice Chair since October 2008.

The benefits that Delta provides to its employees and retirees are some of the most fundamental employee issues companies deal with on a day-to-day basis. The creation of an additional benefit for a select group of its retirees is a matter that fits squarely within the ordinary business operations of a corporation. Accordingly, Delta believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

As described above, the Proposal is designed to further a personal interest of a group of retired Delta pilots, including the Proponent, even though it is cast as a management compensation matter. As a result, Delta may also exclude the Proposal pursuant to Rule 14a-8(i)(4) because it is designed to further a personal interest of the Proponent that is not shared by Delta's shareholders at large.

As noted above, the Proponent is a retired Delta pilot who, in the simplest terms, seeks cash payments from Delta to him and others similarly situated. If this Proposal were implemented, the Proponent and certain other retired Delta pilots would receive a direct and immediate financial benefit. The benefit would accrue only to these retirees, not to the overwhelming majority of shareholders of Delta who are not retired Delta pilots.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against a company and is designed to result in a benefit to the proponent or to further a personal interest, which is not shared with other stockholders at large. The Commission has established that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Exchange Act Release No. 34-3638 (Jan. 3, 1945). The predecessor to Rule 14a-8(i)(4) was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Commission has consistently taken the position that Rule 14a-8(i)(4) (and its predecessor Rule 14a-8(c)(4) before it) is intended to protect the shareholder process as a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor rule and its role in the shareholder proposal process, the Commission stated: "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." See Exchange Act Release No. 19135 (Oct. 14, 1982).

The Staff has therefore previously allowed shareholder proposals regarding benefits-related matters to be excluded under Rule 14a-8(i)(4) if the matter at issue relates to a personal interest and is not shared by the other shareholders at large. See, e.g., *Lockheed Corporation* (April 22, 1994 and March 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); *International Business Machines Corporation* (January 25, 1994) (proposal to increase

retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and *General Electric Company* (January 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)).

Furthermore, the Staff has consistently granted no-action relief when a proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, but upon closer inspection appears to be a tactic designed to redress a personal claim or grievance or further a personal interest. See, e.g., *The Southern Company* (December 10, 1999); *Pyramid Technology Corporation* (November 4, 1994); *Texaco, Inc.* (February 15, 1994 and March 18, 1993); *Sigma-Aldrich Corporation* (March 4, 1994); *McDonald's Corporation* (March 23, 1992); *The Standard Oil Company* (February 17, 1983); and *American Telephone & Telegraph Company* (January 2, 1980).

The underlying personal interest of the Proponent is the creation of a benefit for the Proponent and other retired Delta pilots, but not the shareholders of Delta at large. As discussed above, a group of retired pilots have sought this benefit through other means and the Proponent has now attempted to use the shareholder proposal process to further his personal interest. The Proponent should not be permitted to abuse the shareholder proposal process in this way. Accordingly, Delta believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(4).

Conclusion

On the basis of the foregoing, Delta respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (404) 715-4704 or via email at alan.t.rosselot@delta.com.

Sincerely,

Alan T. Rosselot

Alan T. Rosselot

cc: Kenneth W. Lewis (via email and overnight delivery)

EXHIBIT A

PROPOSAL

FISMA & OMB Memorandum M-07-16

January 9, 2012

Corporate Secretary
Delta Air Lines, Inc.
Dept No. 981
P.O. Box 2074
Atlanta, GA 30320

Dear Sir or Madam:

I am submitting the attached Shareholder Proposal for inclusion in the 2012 Proxy Statement. I have held over $2,000 of Delta shares for the past year and intend to continue holding the shares through the 2012 Annual Meeting.

Sincerely,

K. Wendell Lewis

Kenneth W. Lewis

Enclosures:
Verification of Ownership
Shareholder Proposal

SHAREHOLDER PROPOSAL

Resolved: *That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar, or subsequent programs.*

Supporting Statement: *Delta Air Lines, Inc. is incorporated under the laws of the state of Delaware. Since emergence from bankruptcy Delta has paid over $4.0 Billion in cash and equity for incentive programs and merger bonuses to Delta and former Northwest employees. Delta terminated the pension of Delta pilots on September 2, 2006, the only group (including acquired Northwest employees and pilots) to have their pensions terminated. The PBGC became trustee of the Delta Pilot Retirement Plan and greatly reduced the amount of pension paid to retired Delta pilots. On December 13, 2007, the Federal Aviation Administration changed the retirement age for pilots to 65. This change allowed Delta pilots that were under 60 at that time to continue employment for another five years and recover some of their lost benefits. The active pilots received significant compensation and other retirement plan incentives. Some Delta pilots who retired prior to December 13, 2007 suffered no reductions in retired pay; others received large cuts from the PBGC resulting in significant hardships. The pilots who retired prior to December 13, 2007 have no way to recover their lost retirement.*

The PBGC has no restrictions preventing Delta from implementing changes more than five years after termination. The Delta supplemental payment would be in addition to the amount paid by the PBGC up to the actual total earned benefit.

The Delta Air Lines, Code of Ethics and Business Conduct, http://images.delta.com.edgesuite.net/delta/pdfs/CodeofEthics_021004.pdf Pg2 states:

■ **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

And:

■ Know what's right.

■ Do what's right.

This action would demonstrate what the Code of Ethics embodies and allow the retired Delta pilots to receive their retirement just like all other Delta retirees, including the pilots and employees acquired by the merger with Northwest Airlines. Delta would be honoring their commitment to the pilot retirees and demonstrate "honesty and good faith" to the remaining employees and retirees.

This proposal would benefit all shareholders by maintaining the integrity of Delta and demonstrating that the Delta Board of Directors is committed to honoring their duties and responsibilities to all employees, including retired pilots. We urge your support for this important reform.

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity Investments

January 10, 2012

Kenneth Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for your recent call to Fidelity Investments regarding your Rollover IRA ending in ***FISMA & OMB Memorandum M-07-16*** This letter is in response to your request for the history of your position in Delta Airlines (DAL).

After reviewing your request, I found the following purchases. Please note that as of January 9, 2012, our records show that you have not made any sales in your position in DAL.

Date	Purchase quantity	Price per Share
12/23/2010	36.000	$12.195
12/23/2010	374.000	$12.20

Mr. Lewis, I hope you find this information helpful. If you have any questions regarding this request, or for any other issues or general inquiries regarding your account, please contact your Premium Services team 570 at (800) 544-4442 for assistance.

Sincerely,

J.P. Freniere
High Net Worth Operations

Our File: W655606-09JAN12

EXHIBIT B

DEFICIENCY NOTICE

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

January 24, 2012

VIA OVERNIGHT DELIVERY

Mr. Kenneth W. Lewis

FISMA & OMB Memorandum M-07-16

RE: SHAREHOLDER PROPOSAL RECEIVED JANUARY 11, 2012

Dear Mr. Lewis:

We received on January 11, 2012 your letter submitting a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. A copy of Rule 14a-8 is enclosed for your convenience. To be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to vote on the proposal, for at least one year as of the date the shareholder proposal was submitted.

The proof of ownership that you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, the proof of ownership does not satisfy the requirement that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares.

To be considered a record holder, a broker or bank must be a Depositary Trust Company ("DTC") participant. There is no indication in the letter you submitted from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on DTC's list of participants. Therefore, we cannot verify that Fidelity Investments is the record holder of your shares and cannot conclude that you have satisfied the eligibility requirements of Rule 14a-8(b).

To remedy this defect, you should submit sufficient proof in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifiying that, as of the date your proposal was submitted, you continuously held the requisite number of the

Company's shares for at least one year. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank.

If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from the broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Both of these statements will need to verify that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, *your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.*

Please note that the requests in this letter do not restrict any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds that may apply as provided in Rule 14a-8.

Sincerely,

Alan T. Rosselot

Enclosure – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal:
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;
   iii. Questions the competence, business judgment, or character of one or more nominees or directors;
   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you

with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

PROPONENT'S RESPONSE TO DEFICIENCY LETTER

FISMA & OMB Memorandum M-07-16

January 29, 2012

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574

Dear Mr. Rosselot:

Please see the enclosed letter from Fidelity Brokerage Services LLC, a Depository Trust Company participant verifying my ownership of 410 shares of Delta Airlines (DAL) from December 23, 2010 until the present time. I intend to hold the shares through the 2012 annual meeting.

Sincerely,

Kenneth W. Lewis

Kenneth W. Lewis

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

January 26, 2012

Kenneth Wendell Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for contacting Fidelity Investments regarding holding verification for your account ending in ***FISMA & OMB Memorandum M-07-16***

Please accept this letter as verification that you purchased 410,000 shares of Delta Airlines (DAL) on December 23, 2010. Please note you have held this position continually from this purchase date to the writing of this letter.

Please also note that you are the beneficial owner of the aforementioned position of Delta Airlines which is held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Tucker H Matteson

Tucker H Matteson
High Net Worth Operations

Our File: W430646-25JAN12

EXHIBIT D

OCTOBER 31, 2008 DELTA LETTER TO SENATORS CHAMBLISS AND ISAKSON

DELTA

Richard H. Anderson
Chief Executive Officer

October 31, 2008

The Honorable Saxby Chambliss
The Honorable Johnny Isakson
United States Senate
Washington, D.C. 20510

Dear Senators Chambliss and Isakson:

Thank you for your letter of October 23, 2008 regarding the pension concerns of Delta's retired pilots. It is clear from the content of your letter that you have not been provided a full view of the facts regarding the pension situation with Delta pilots, so I am happy for the opportunity to do so now. First, however, let me say, again, on behalf of Delta and the more than 90,000 active and retired participants in Delta's pension plan covering U.S. ground and flight attendant employees, thank you! Through Senator Isakson's leadership and Senator Chambliss' support, Delta achieved its goal of saving that pension plan from termination. Northwest Airlines was also able to save its plans from termination through the airline specific provisions of the Pension Protection Act of 2006 that we all worked so hard together to achieve. However, due to features inherent to the Delta Pilots Retirement Plan (the "Plan") – including a provision that allowed retiring pilots to take more than half their total accrued pension benefit as a cash lump sum when they retired resulting in many pilots retiring early just to obtain the lump sum – even this legislation was not sufficient to save the Plan from termination during our bankruptcy. Delta would not have been able to successfully reorganize and survive but for that termination and this was a fact recognized fully by the bankruptcy court judge in our case and agreed to by the Pension Benefit Guaranty Corporation.

The proposal you reference in your letter was raised to my attention in the early summer of this year. Termination of the Plan was the most difficult decision Delta had to face throughout the bankruptcy and for this reason we gave the proposal full consideration and exploration. Once that review was complete in mid-July, we communicated our findings to the leadership of the organization that submitted the proposal and made that letter available to all retired pilots. I have enclosed a copy of that response which details the numerous reasons the proposal submitted cannot work. It is true the issue was again raised at our September 25 shareholders meeting and I stated at the meeting that we consider the issue closed. While I understand and am sympathetic to the frustration expressed by our retired pilots, the proposal submitted is not workable and therefore further consideration of it would be fruitless.

Again, the attached letter provides detailed reasons why the proposal submitted is not workable, but I would like to draw your attention to a few specifics. Your letter states you understand that "the majority of retired Delta pilots receive only a small percentage of the monthly retirement benefit they earned while employees of Delta." Nothing could be further from the truth. The Plan worked in a way that allowed each retiring pilot to take as a lump sum cash payment on retirement an amount equal to one half of their total retirement benefit. To really understand the impact of this feature, it helps to know that most pilots who retired in the years leading up to Delta's bankruptcy earned enough money that their total pension benefit exceeded the amount that could legally be paid from a tax-qualified pension plan. For this reason, the total pension benefit for a retiring Delta pilot most often consisted of what are known as both qualified benefits (i.e. payable from a tax-qualified pension plan) and non-qualified benefits (i.e. generally payable from company assets). The way the Plan worked, the cash lump sum reference above was required to be paid almost exclusively from the tax-qualified pension plan assets and it often exceeded $1 million dollars. When our retired pilots say that they "receive only a small percentage" of their retirement benefit, I can only assume they are ignoring the money already paid to them at the time they retired through this lump sum feature. Again, the availability of the lump sum in the Plan drove a very high number of Delta pilot early retirements. One of the consequences of this was that, in the twelve months leading up to our bankruptcy, more than one thousand of our pilots made the decision to retire early in order to secure for themselves the immediate payment of these lump sums representing more than half of their total accrued pension benefit. These retirements drained over $900 million dollars out of the Plan in the 12 months prior to our bankruptcy. This was on top of the large number of pilots who had retired and taken their lump sums in the twelve months prior to that.

These lump sums only represented one half the total pension benefit for our retiring pilots. What they are, of course, concerned with now is what happened to the other half, so let me explain a few details about that. As I mentioned before, pilot pension benefits were generally large enough such that they could not all be paid from a tax-qualified pension plan. Under our pilot working agreement, lump sum payments on retirement were always taken first from the assets of the tax-qualified Plan. For this reason, in general, a significant portion of the remaining half of the pension benefit payable to retired pilots was in the form of non-qualified pension benefits payable from company assets. First, in addition to the 50% cash lump sum described above, retiring pilots also received an additional cash settlement of a portion of their non-qualified benefit at retirement. This settlement of what was known as the Money Purchase Pension Plan portion of the Plan meant that retiring pilots, in fact, received more than half their total benefit in cash at the time they retired.

Second, during our bankruptcy, all non-qualified pension benefits, including those payable to executives, were terminated. Each affected individual received a claim in Delta's bankruptcy for the value of any such lost non-qualified benefits, generally payable in the form of stock in the re-organized Delta. As is the case with virtually any bankruptcy, the claims in Delta's bankruptcy were not worth 100 cents on the dollar when paid and their ultimate value is tied directly to Delta's stock price. At the time the claims were paid to retired pilots, Delta's stock was trading just below $20 per share and it has exceeded that amount in the intervening period, though it is not in that range now. A small additional distribution on this claim will likely be provided to retired pilots and other claimholders at some point in the future when all of the claims in Delta's case are finally resolved. While this represents a loss for our retired pilots for the non-qualified portion of their pension benefit, it is a loss experienced by every other Delta stakeholder who had a claim in Delta's bankruptcy case. It is worth noting that recovery on claims in the Delta case was substantially higher than in either the United Airlines or US Airways cases.

This brings us to the final portion of the pension benefit our retired pilots are concerned with, the remaining (if any) tax-qualified plan benefit payable to them from the Plan. Again, this portion represents the minority (often small minority) of a retired pilots pension benefit. As a result of the termination of the Plan, the Pension Benefit Guaranty Corporation (the "PBGC") is now responsible for this portion of the benefit. Your letter states you understand that "a number of retired pilots receive zero benefit from the PBGC, and many more get a monthly PBGC payment that equals half or less than half of their Social Security benefit check." While the rules that the PBGC applies to determining benefit amounts to participants in plans it administers are arcane at best, I can tell you that, in general, it is our retired pilots who received the largest lump sum payments who currently receive the least amount, including zero, from the PBGC. This makes sense when you consider what I've explained above. Those who had large lump sums paid out at the time of retirement often had very little, if any, tax-qualified benefit left to payout from the Plan. The PBGC takes this into account when calculating its benefit payments.

To summarize, Delta's retired pilots, in general, already received more than half their total pension benefit in cash, lump sum payments at the time they retired; they received a claim for their sizable non-qualified benefit and what is left over, if any, is paid to them by the PBGC under its rules. But the end of the PBGC portion of this story has not yet been written. In addition to paying claims directly to retired pilots for non-qualified benefits, Delta paid substantial claims and other consideration to the PBGC upon termination of the Plan. While not yet completed, the PBGC is in the process of valuing that consideration and when it does so, many if not most of the retired Delta pilots will get an increase in the benefit payable by the PBGC and that increase will be retroactive to the September 2006 date of Plan termination. One way your influence could

certainly be helpful to retired Delta pilots would be to urge them to complete this process as expeditiously as possible.

Finally, your letter states that you are told that "Delta will be assuming the pension liabilities for over 30,000 Northwest employees and retirees." That is true and we will use the airline specific provisions of the Pension Protection Act of 2006 to ensure that we meet all those obligations. Each company had these obligations in its stand-alone business plans and the strength that we gain by merging together simply improves our ability to meet those obligations.

We do not dispute that retired Delta pilots suffered pension losses during the bankruptcy and we remain sympathetic to that loss and understanding of that frustration. However, I hope that what I've explained above gives you each a better perspective on the entire situation.

Having seen Captain Moak's separate response to you, let me also say that Delta very much supports S.1270/H.R.2103 and S.2505/H.R.4061. We wholeheartedly agree that your sponsorship and support of these measures would be an excellent way to support the active and retired pilots of Delta Air Lines.

Cordially,

Richard

Enclosure

cc: Captain Lee Moak

DELTA

Vice President
Compensation, Benefits & Services

Post Office Box 20706
Atlanta, GA 30320-6001

July 22, 2008

Captain Jim Gray
DP3, Inc.
Post Office Box 76362
Atlanta, GA 30358

Dear Jim:

Richard Anderson asked that I respond to the letter to him dated July 3, 2008 from the trustees of DP3. That letter essentially proposed that Delta make a payment to the PBGC which it would then use to increase payments to former Delta pilots who retired prior to September 2, 2006, the termination date of the Delta Pilots Retirement Plan (the "Retired Pilots"). As we have stated before, we understand and appreciate the sacrifices that have been made on behalf of Delta by all stakeholders, including our retired pilots. Nevertheless, the problems associated with your proposal are insurmountable, and therefore we can offer no encouragement for its further review or consideration.

First, you have stated that the payment you would have us make to the PBGC should be used exclusively for the benefit of Retired Pilots. Even if such a payment were technically possible (and we are not sure that it is), we believe it would, by law, be treated as an asset of the terminated plan, and as such, would be subject to the normal asset allocation rules of ERISA. Those rules would in turn require that the payment be shared among all plan participants in accordance with the priority categories applicable to each participant, whether active or retired. Even if the PBGC were theoretically inclined to segregate such a payment, we believe they would subject themselves to numerous lawsuits from individual active pilots who could make a claim that such an addition to plan assets should be distributed according to the ERISA statutorily mandated allocation rules – and not according to the desires of the former plan sponsor. Remember that, from the PBGC's standpoint, active pilots are considered to be individual plan participants the same as retired pilots, and not a group that can be collectively bargained for. Having such a payment distributed to both active and retired pilots would clearly defeat the intent of the DP3 proposal and would dramatically increase the associated costs. You may then believe we should simply make such payments directly to the Retired Pilots in order to avoid this problem. Such an arrangement would constitute a "follow-on" plan and would therefore directly violate the terms of the settlement agreement we signed with the PBGC as part of our bankruptcy and therefore is not something we can consider.

Second, even if we were able to make a payment that targeted only the Retired Pilots, the costs associated with what you propose are prohibitive and would run into the $700 million range. It would more than double if, as described above, it had to cover both active pilots as well as Retired Pilots. Both in emerging from bankruptcy and in figuring out how to deal with fuel costs that have more than doubled since that time, we have built our business plans to be able to pay, among other things, our known liabilities for benefits to our tens of thousands of retirees. Those business plans include more than $1 billion we will spend over the next 5 years for things like on-going health-care, survivor income, life insurance and pension benefits for Delta retirees. Northwest has similar known obligations in its plans. We have not planned for and cannot now add such enormous additional costs to that load.

While it is true that we were able to preserve the retirement plan for Delta ground employees and flight attendants, and Northwest was able to preserve its defined benefit plans during its bankruptcy, as you are

well aware, the Delta Pilots Retirement Plan had unique features that made it an unaffordable plan for Delta, and we had no choice but to terminate it during our bankruptcy. None of the other defined benefit plans sponsored by either Delta or Northwest had those same features. One of those features, the ability to take a lump sum of one half of the formula benefit, all paid from the qualified plan, was particularly noteworthy in our inability to preserve that plan. It is, of course, that lump sum feature that allowed pilots who retired prior to bankruptcy to take one half of their total retirement benefit – including both the qualified plan benefit as well as the non-qualified plan benefit – as a lump sum when they retired, often resulting in payments from the qualified plan of close to or over $1,000,000. As you will recall, while calculated as one-half of the total benefit, virtually 100% of the money to pay the lump sums came from the qualified plan. While I know that some pilot retirees now receive very little or no <u>monthly</u> benefit from the PBGC, it is those very pilots who usually received the largest lump sums. As to the claim for the non-qualified benefits, the substantial majority of the claim was paid in the initial distribution, and while it is true that our stock has not reached a $25 trading price since our emergence from bankruptcy, it was just under $20 per share when the initial distribution was made and there were no restrictions on trading the stock once it was distributed. Though not recently, our stock traded near or above that level for a good bit of the time since we emerged.

As you know, the PBGC is now responsible for determining payments from the Pilots Retirement Plan. As part of the bankruptcy, Delta gave the PBGC a claim of $2.2 billion and a note of $225 million. The PBGC continues to work through their internal processes to determine the amount of their final payments to plan participants, and we continue to work with them to provide the information they request in order to complete that process. When they do finish it, the amounts the PBGC will credit to the PRP from the claim and the note should help provide more benefits to plan participants in the future and when they do, those increases will be paid retroactively to the point of plan termination.

While preparing this response, I have received several emails from individual retired pilots who have read your letter. A common theme among these emails is the view that if Delta can afford to fund Northwest's pension plans, then we can afford to meet DP3's request. This view, of course, overlooks an important point. When we merge with Northwest, we gain both the liability associated with Northwest's pension plans and the revenue franchise that is currently in place at standalone Northwest helping to fund those liabilities. Delta could not on its own take on those kinds of additional liabilities.

Jim, I realize this is not the answer for which DP3 and many retired pilots hoped. As unfortunate as the termination of the PRP was, we are simply not in a position to rewrite that piece of our bankruptcy history. The fact that we cannot do so does not lessen at all the deep appreciation we have for all that our retired pilots and many other retirees of all backgrounds have done to help build and preserve the company. While we cannot respond positively to this proposal, I look forward to working with your group on other matters that might arise in the future.

Sincerely,

Rob Kight
Vice President – Compensation, Benefits & Services

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

February 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: DELTA AIR LINES, INC. – STOCKHOLDER PROPOSAL OF KENNETH WENDELL LEWIS

Ladies and Gentlemen:

Delta Air Lines, Inc. ("Delta") has received from Mr. Kenneth Wendell Lewis (the "Proponent"), by letter dated January 9, 2012, a shareholder proposal (the "Proposal") for inclusion in Delta's proxy statement for its 2012 annual meeting of stockholders (the "Proxy Materials"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Delta submits this letter to give notice of its intention to omit the Proposal from the Proxy Materials. Delta requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if Delta omits the Proposal from the Proxy Materials.

Delta currently intends to file its definitive Proxy Materials for its 2012 annual meeting of stockholders with the Commission on or about April 30, 2012. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before Delta intends to file the definitive Proxy Materials.

This letter, including all attachments, is being submitted by electronic mail to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent to the Proponent simultaneously as notice of Delta's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and

the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

Delta believes that that the Proposal may properly be excluded from the Proxy Materials pursuant to:

1. Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information;

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to supply a written statement from the record holder of the Proponent's shares pursuant to Rule 14a-8(b)(2).

Delta may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Staff Legal Bulletin No. 14 specifies that when a shareholder proponent is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company, which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). The first manner of proof is to submit a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") clarifies that, for purposes of Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants should be viewed as record holders of securities deposited at DTC.

Delta received the Proposal on January 11, 2012, via U.S mail postmarked January 10, 2012. Delta's stock records do not indicate that the Proponent is the registered owner of any shares of Delta's common stock. Nor did the Proponent provide proof of ownership through a DTC participant or other record owner of Delta common stock. The Proponent did submit, along with the Proposal, a letter from Fidelity Institutional (using Fidelity Investments letterhead) purporting to establish proof of ownership. The letter did not, however, represent that either Fidelity Instituional or Fidelity Investments was the holder of record of the Proponent's shares. In addition, neither

Fidelity Investments nor Fidelity Institutional appears on the DTC participants list. Accordingly, Delta was unable to verify the Proponent's eligibility to submit the Proposal.

Delta sent via overnight delivery on January 24, 2012 a letter seeking verification from the Proponent of his eligibility to submit the Proposal (the "Deficiency Notice"). The Deficiency Notice, which was sent within 14 calendar days of Delta's receipt of the Proposal, notified the Proponent of the requirements of Rule 14a-8 and described how the Proponent could cure the procedural deficiency described above. The Deficiency Notice included a copy of Rule 14a-8 and described the required proof of ownership in a manner that is consistent with the guidelines contained in SLB 14F, including guidance on how the Proponent could determine whether his bank or broker is a DTC participant and what proof of ownership the Proponent would need to obtain if his broker or bank is not a DTC participant. A copy of the Deficiency Notice is attached as Exhibit B.

The Proponent responded to the Deficiency Notice in a letter dated January 29, 2012, which was received by Delta via fax and regular mail. This response included a letter from Fidelity Institutional on Fidelity Investments letterhead (the "Broker Letter") that identified a third party, Fidelity Brokerage Services, LLC, as the "record" holder of the proponent's shares and stated that Fidelity Brokerage Services, LLC is a DTC participant. A copy of the Proponents' Response, including the Broker Letter, is attached as Exhibit C.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b)(2)(i) for two reasons. First, the Broker Letter does not come from the purported "record" holder but instead comes from another entity. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. At no time did the Proponent submit a letter provided by Fidelity Brokerage Services, LLC. Second, even if the letter were deemed to have been provided by Fidelity Brokerage Services, LLC, that entity is not listed on the DTC participants list, despite the assertion made in the Broker Letter.[1]

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Delta satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent. The Proponent's Response fails to meet the requirements set out in Rule 14a-8(b) to substantiate that the Proponent is eligible to submit the Proposal. Delta has not received any additional correspondence from the Proponent.

Accordingly, the Proponent has not provided proof that he meets the minimum ownership requirements of Rule 14a-8(b), and Delta therefore requests that the Staff concur that it may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

---

[1] The DTC participant list available on January 30, 2012, the date Delta received the Broker Letter, at the DTC website address provided in SLB 14F was dated January 3, 2012.

The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to Delta's ordinary business operations.

While framed as a proposal to address executive compensation matters, the clear motivation behind the Proposal is to undo the effects of the termination of the Delta Pilots Retirement Plan (the "Pilots Plan") and a supplemental non-qualified retirement plan (collectively with the Pilots Plan, the "Plans") during Delta's bankruptcy proceedings in 2006 by creating a new benefit for Delta pilot retirees, including the Proponent. Termination of these Plans was one of the most difficult decisions Delta had to face in its bankruptcy proceedings, but as determined by the Bankruptcy Court and the Pension Benefit Guaranty Corporation, the requirements for distress termination of the Pilots Plan were satisfied. In short, termination of the Plans was found to be necessary for the successful reorganization of Delta.

Since termination of the Plans, various Delta pilot retirees, both individually and through an organization of pilot retirees, DP3, Inc. ("DP3"),[2] have pursued various avenues, including political avenues, to have Delta reverse the effects of the termination. A letter from Delta to United States Senators Saxby Chambliss and Johnny Isakson dated October 31, 2008 in response to these political efforts is attached as Exhibit D to this letter. This letter provides additional background on the termination of the Plans and illustrates prior efforts of pilot retirees to have Delta implement similar actions now reflected in the Proposal. The letter to Senators Chambliss and Isakson also includes a copy of earlier correspondence to DP3 on this matter, also reflecting the ongoing nature of these efforts.

At its core, the Proposal is an attempt to utilize the shareholder proposal process to create a benefit for a select group of Delta retirees. While the Proposal purports to address management compensation, the thrust of the Proposal is to condition compensation, including for many non-executive personnel, on Delta's implementation of a new retirement benefit for certain retired Delta pilots. The Staff has recognized that matters of ordinary business, like retiree benefits, can not be transformed into significant policy matters merely by tying them to executive compensation See, e.g., *Exelon Corp* (February 21, 2007) (proposal requesting that executives not be permitted to receive incentive bonuses if based on goals achieved by reducing retiree benefits). The same reasoning should apply even more clearly to an attempt to tie a retiree benefit to compensation for a broad group of management personnel. The Staff has frequently and consistently recognized that proposals concerning a variety of benefit and compensation decisions, including retiree benefits, relate to the ordinary business operations of a corporation. See, e.g., *International Business Machines Corporation* (December 11, 2009) (proposal to adjust pension plan payments to include cost of living increases); *AT&T Inc.* (November 19, 2008) (modifications to pension plan eligibility provisions); *WGL Holdings* (November 17, 2006) (proposal requesting that retired employees be given a moderate raise to their retirement pay); *International Business Machines Corporation* (January 13, 2005) (proposal seeking report examining the competitive impact of rising health insurance costs); and *BellSouth Corporation* (January 3, 2005) (proposal to increase the pension of BellSouth retirees) and many other earlier letters cited in those letters.

---

[2] According to DP3's website (http://www.dp3.org/ns2/trustees.html), the Proponent has been a member of the Board of Trustees of DP3 since July 2008 and has served as its Vice Chair since October 2008.

The benefits that Delta provides to its employees and retirees are some of the most fundamental employee issues companies deal with on a day-to-day basis. The creation of an additional benefit for a select group of its retirees is a matter that fits squarely within the ordinary business operations of a corporation. Accordingly, Delta believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

As described above, the Proposal is designed to further a personal interest of a group of retired Delta pilots, including the Proponent, even though it is cast as a management compensation matter. As a result, Delta may also exclude the Proposal pursuant to Rule 14a-8(i)(4) because it is designed to further a personal interest of the Proponent that is not shared by Delta's shareholders at large.

As noted above, the Proponent is a retired Delta pilot who, in the simplest terms, seeks cash payments from Delta to him and others similarly situated. If this Proposal were implemented, the Proponent and certain other retired Delta pilots would receive a direct and immediate financial benefit. The benefit would accrue only to these retirees, not to the overwhelming majority of shareholders of Delta who are not retired Delta pilots.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against a company and is designed to result in a benefit to the proponent or to further a personal interest, which is not shared with other stockholders at large. The Commission has established that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Exchange Act Release No. 34-3638 (Jan. 3, 1945). The predecessor to Rule 14a-8(i)(4) was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Commission has consistently taken the position that Rule 14a-8(i)(4) (and its predecessor Rule 14a-8(c)(4) before it) is intended to protect the shareholder process as a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor rule and its role in the shareholder proposal process, the Commission stated: "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." See Exchange Act Release No. 19135 (Oct. 14, 1982).

The Staff has therefore previously allowed shareholder proposals regarding benefits-related matters to be excluded under Rule 14a-8(i)(4) if the matter at issue relates to a personal interest and is not shared by the other shareholders at large. See, e.g., *Lockheed Corporation* (April 22, 1994 and March 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); *International Business Machines Corporation* (January 25, 1994) (proposal to increase

retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and *General Electric Company* (January 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)).

Furthermore, the Staff has consistently granted no-action relief when a proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, but upon closer inspection appears to be a tactic designed to redress a personal claim or grievance or further a personal interest. See, e.g., *The Southern Company* (December 10, 1999); *Pyramid Technology Corporation* (November 4, 1994); *Texaco, Inc.* (February 15, 1994 and March 18, 1993); *Sigma-Aldrich Corporation* (March 4, 1994); *McDonald's Corporation* (March 23, 1992); *The Standard Oil Company* (February 17, 1983); and *American Telephone & Telegraph Company* (January 2, 1980).

The underlying personal interest of the Proponent is the creation of a benefit for the Proponent and other retired Delta pilots, but not the shareholders of Delta at large. As discussed above, a group of retired pilots have sought this benefit through other means and the Proponent has now attempted to use the shareholder proposal process to further his personal interest. The Proponent should not be permitted to abuse the shareholder proposal process in this way. Accordingly, Delta believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(4).

Conclusion

On the basis of the foregoing, Delta respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (404) 715-4704 or via email at alan.t.rosselot@delta.com.

Sincerely,

Alan T. Rosselot

cc: Kenneth W. Lewis (via email and overnight delivery)

EXHIBIT A

PROPOSAL

*** FISMA & OMB Memorandum ***

January 9, 2012

Corporate Secretary
Delta Air Lines, Inc.
Dept No. 981
P.O. Box 2074
Atlanta, GA 30320

Dear Sir or Madam:

I am submitting the attached Shareholder Proposal for inclusion in the 2012 Proxy Statement. I have held over $2,000 of Delta shares for the past year and intend to continue holding the shares through the 2012 Annual Meeting.

Sincerely,

K. Wendell Lewis

Kenneth W. Lewis

Enclosures:
Verification of Ownership
Shareholder Proposal

SHAREHOLDER PROPOSAL

Resolved: *That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar, or subsequent programs.*

Supporting Statement: *Delta Air Lines, Inc. is incorporated under the laws of the state of Delaware. Since emergence from bankruptcy Delta has paid over $4.0 Billion in cash and equity for incentive programs and merger bonuses to Delta and former Northwest employees. Delta terminated the pension of Delta pilots on September 2, 2006, the only group (including acquired Northwest employees and pilots) to have their pensions terminated. The PBGC became trustee of the Delta Pilot Retirement Plan and greatly reduced the amount of pension paid to retired Delta pilots. On December 13, 2007, the Federal Aviation Administration changed the retirement age for pilots to 65. This change allowed Delta pilots that were under 60 at that time to continue employment for another five years and recover some of their lost benefits. The active pilots received significant compensation and other retirement plan incentives. Some Delta pilots who retired prior to December 13, 2007 suffered no reductions in retired pay; others received large cuts from the PBGC resulting in significant hardships. The pilots who retired prior to December 13, 2007 have no way to recover their lost retirement.*

The PBGC has no restrictions preventing Delta from implementing changes more than five years after termination. The Delta supplemental payment would be in addition to the amount paid by the PBGC up to the actual total earned benefit.

The Delta Air Lines, Code of Ethics and Business Conduct, *http://images.delta.com.edgesuite.net/delta/pdfs/CodeofEthics_021004.pdf Pg2 states:*

■ **Earn the Trust of Our Stakeholders**. Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.
And:

■ Know what's right.
■ Do what's right.

This action would demonstrate what the Code of Ethics embodies and allow the retired Delta pilots to receive their retirement just like all other Delta retirees, including the pilots and employees acquired by the merger with Northwest Airlines. Delta would be honoring their commitment to the pilot retirees and demonstrate "honesty and good faith" to the remaining employees and retirees.

This proposal would benefit all shareholders by maintaining the integrity of Delta and demonstrating that the Delta Board of Directors is committed to honoring their duties and responsibilities to all employees, including retired pilots. We urge your support for this important reform.

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

January 10, 2012

Kenneth Lewis

*** FISMA & OMB Memorandum ***

Dear Mr. Lewis:

Thank you for your recent call to Fidelity Investments regarding your Rollover IRA ending in *** FISMA & OMB Memorandum ***. This letter is in response to your request for the history of your position in Delta Airlines (DAL).

After reviewing your request, I found the following purchases. Please note that as of January 9, 2012, our records show that you have not made any sales in your position in DAL.

Date	Purchase quantity	Price per Share
12/23/2010	36.000	$12.195
12/23/2010	374.000	$12.20

Mr. Lewis, I hope you find this information helpful. If you have any questions regarding this request, or for any other issues or general inquiries regarding your account, please contact your Premium Services team 570 at (800) 544-4442 for assistance.

Sincerely,

J.P. Freniere
High Net Worth Operations

Our File: W655606-09JAN12

EXHIBIT B

DEFICIENCY NOTICE

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

January 24, 2012

VIA OVERNIGHT DELIVERY

Mr. Kenneth W. Lewis

*** FISMA & OMB Memorandum ***

RE: SHAREHOLDER PROPOSAL RECEIVED JANUARY 11, 2012

Dear Mr. Lewis:

We received on January 11, 2012 your letter submitting a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. A copy of Rule 14a-8 is enclosed for your convenience. To be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to vote on the proposal, for at least one year as of the date the shareholder proposal was submitted.

The proof of ownership that you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, the proof of ownership does not satisfy the requirement that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares.

To be considered a record holder, a broker or bank must be a Depositary Trust Company ("DTC") participant. There is no indication in the letter you submitted from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on DTC's list of participants. Therefore, we cannot verify that Fidelity Investments is the record holder of your shares and cannot conclude that you have satisfied the eligibility requirements of Rule 14a-8(b).

To remedy this defect, you should submit sufficient proof in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifiying that, as of the date your proposal was submitted, you continuously held the requisite number of the

Company's shares for at least one year. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank.

If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from the broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Both of these statements will need to verify that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, *your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.*

Please note that the requests in this letter do not restrict any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds that may apply as provided in Rule 14a-8.

Sincerely,

Alan T. Rosselot

Enclosure – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal:
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;
   iii. Questions the competence, business judgment, or character of one or more nominees or directors;
   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   v. Otherwise could affect the outcome of the upcoming election of directors.
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you

with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

PROPONENT'S RESPONSE TO DEFICIENCY LETTER

*** FISMA & OMB Memorandum ***

January 29, 2012

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574

Dear Mr. Rosselot:

Please see the enclosed letter from Fidelity Brokerage Services LLC, a Depository Trust Company participant verifying my ownership of 410 shares of Delta Airlines (DAL) from December 23, 2010 until the present time. I intend to hold the shares through the 2012 annual meeting.

Sincerely,

Kenneth W. Lewis

Kenneth W. Lewis

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

January 26, 2012

Kenneth Wendell Lewis

*** FISMA & OMB Memorandum ***

Dear Mr. Lewis:

Thank you for contacting Fidelity Investments regarding holding verification for your account ending in *** FISMA & OMB Memorandum ***

Please accept this letter as verification that you purchased 410.000 shares of Delta Airlines (DAL) on December 23, 2010. Please note you have held this position continually from this purchase date to the writing of this letter.

Please also note that you are the beneficial owner of the aforementioned position of Delta Airlines which is held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Tucker H Matteson

Tucker H Matteson
High Net Worth Operations

Our File: W430646-25JAN12

EXHIBIT D

OCTOBER 31, 2008 DELTA LETTER TO SENATORS CHAMBLISS AND ISAKSON

DELTA

Richard H. Anderson
Chief Executive Officer

October 31, 2008

The Honorable Saxby Chambliss
The Honorable Johnny Isakson
United States Senate
Washington, D.C. 20510

Dear Senators Chambliss and Isakson:

Thank you for your letter of October 23, 2008 regarding the pension concerns of Delta's retired pilots. It is clear from the content of your letter that you have not been provided a full view of the facts regarding the pension situation with Delta pilots, so I am happy for the opportunity to do so now. First, however, let me say, again, on behalf of Delta and the more than 90,000 active and retired participants in Delta's pension plan covering U.S. ground and flight attendant employees, thank you! Through Senator Isakson's leadership and Senator Chambliss' support, Delta achieved its goal of saving that pension plan from termination. Northwest Airlines was also able to save its plans from termination through the airline specific provisions of the Pension Protection Act of 2006 that we all worked so hard together to achieve. However, due to features inherent to the Delta Pilots Retirement Plan (the "Plan") – including a provision that allowed retiring pilots to take more than half their total accrued pension benefit as a cash lump sum when they retired resulting in many pilots retiring early just to obtain the lump sum – even this legislation was not sufficient to save the Plan from termination during our bankruptcy. Delta would not have been able to successfully reorganize and survive but for that termination and this was a fact recognized fully by the bankruptcy court judge in our case and agreed to by the Pension Benefit Guaranty Corporation.

The proposal you reference in your letter was raised to my attention in the early summer of this year. Termination of the Plan was the most difficult decision Delta had to face throughout the bankruptcy and for this reason we gave the proposal full consideration and exploration. Once that review was complete in mid-July, we communicated our findings to the leadership of the organization that submitted the proposal and made that letter available to all retired pilots. I have enclosed a copy of that response which details the numerous reasons the proposal submitted cannot work. It is true the issue was again raised at our September 25 shareholders meeting and I stated at the meeting that we consider the issue closed. While I understand and am sympathetic to the frustration expressed by our retired pilots, the proposal submitted is not workable and therefore further consideration of it would be fruitless.

Again, the attached letter provides detailed reasons why the proposal submitted is not workable, but I would like to draw your attention to a few specifics. Your letter states you understand that "the majority of retired Delta pilots receive only a small percentage of the monthly retirement benefit they earned while employees of Delta." Nothing could be further from the truth. The Plan worked in a way that allowed each retiring pilot to take as a lump sum cash payment on retirement an amount equal to one half of their total retirement benefit. To really understand the impact of this feature, it helps to know that most pilots who retired in the years leading up to Delta's bankruptcy earned enough money that their total pension benefit exceeded the amount that could legally be paid from a tax-qualified pension plan. For this reason, the total pension benefit for a retiring Delta pilot most often consisted of what are known as both qualified benefits (i.e. payable from a tax-qualified pension plan) and non-qualified benefits (i.e. generally payable from company assets). The way the Plan worked, the cash lump sum reference above was required to be paid almost exclusively from the tax-qualified pension plan assets and it often exceeded $1 million dollars. When our retired pilots say that they "receive only a small percentage" of their retirement benefit, I can only assume they are ignoring the money already paid to them at the time they retired through this lump sum feature. Again, the availability of the lump sum in the Plan drove a very high number of Delta pilot early retirements. One of the consequences of this was that, in the twelve months leading up to our bankruptcy, more than one thousand of our pilots made the decision to retire early in order to secure for themselves the immediate payment of these lump sums representing more than half of their total accrued pension benefit. These retirements drained over $900 million dollars out of the Plan in the 12 months prior to our bankruptcy. This was on top of the large number of pilots who had retired and taken their lump sums in the twelve months prior to that.

These lump sums only represented one half the total pension benefit for our retiring pilots. What they are, of course, concerned with now is what happened to the other half, so let me explain a few details about that. As I mentioned before, pilot pension benefits were generally large enough such that they could not all be paid from a tax-qualified pension plan. Under our pilot working agreement, lump sum payments on retirement were always taken first from the assets of the tax-qualified Plan. For this reason, in general, a significant portion of the remaining half of the pension benefit payable to retired pilots was in the form of non-qualified pension benefits payable from company assets. First, in addition to the 50% cash lump sum described above, retiring pilots also received an additional cash settlement of a portion of their non-qualified benefit at retirement. This settlement of what was known as the Money Purchase Pension Plan portion of the Plan meant that retiring pilots, in fact, received more than half their total benefit in cash at the time they retired.

Second, during our bankruptcy, all non-qualified pension benefits, including those payable to executives, were terminated. Each affected individual received a claim in Delta's bankruptcy for the value of any such lost non-qualified benefits, generally payable in the form of stock in the re-organized Delta. As is the case with virtually any bankruptcy, the claims in Delta's bankruptcy were not worth 100 cents on the dollar when paid and their ultimate value is tied directly to Delta's stock price. At the time the claims were paid to retired pilots, Delta's stock was trading just below $20 per share and it has exceeded that amount in the intervening period, though it is not in that range now. A small additional distribution on this claim will likely be provided to retired pilots and other claimholders at some point in the future when all of the claims in Delta's case are finally resolved. While this represents a loss for our retired pilots for the non-qualified portion of their pension benefit, it is a loss experienced by every other Delta stakeholder who had a claim in Delta's bankruptcy case. It is worth noting that recovery on claims in the Delta case was substantially higher than in either the United Airlines or US Airways cases.

This brings us to the final portion of the pension benefit our retired pilots are concerned with, the remaining (if any) tax-qualified plan benefit payable to them from the Plan. Again, this portion represents the minority (often small minority) of a retired pilots pension benefit. As a result of the termination of the Plan, the Pension Benefit Guaranty Corporation (the "PBGC") is now responsible for this portion of the benefit. Your letter states you understand that "a number of retired pilots receive zero benefit from the PBGC, and many more get a monthly PBGC payment that equals half or less than half of their Social Security benefit check." While the rules that the PBGC applies to determining benefit amounts to participants in plans it administers are arcane at best, I can tell you that, in general, it is our retired pilots who received the largest lump sum payments who currently receive the least amount, including zero, from the PBGC. This makes sense when you consider what I've explained above. Those who had large lump sums paid out at the time of retirement often had very little, if any, tax-qualified benefit left to payout from the Plan. The PBGC takes this into account when calculating its benefit payments.

To summarize, Delta's retired pilots, in general, already received more than half their total pension benefit in cash, lump sum payments at the time they retired; they received a claim for their sizable non-qualified benefit and what is left over, if any, is paid to them by the PBGC under its rules. But the end of the PBGC portion of this story has not yet been written. In addition to paying claims directly to retired pilots for non-qualified benefits, Delta paid substantial claims and other consideration to the PBGC upon termination of the Plan. While not yet completed, the PBGC is in the process of valuing that consideration and when it does so, many if not most of the retired Delta pilots will get an increase in the benefit payable by the PBGC and that increase will be retroactive to the September 2006 date of Plan termination. One way your influence could

certainly be helpful to retired Delta pilots would be to urge them to complete this process as expeditiously as possible.

Finally, your letter states that you are told that "Delta will be assuming the pension liabilities for over 30,000 Northwest employees and retirees." That is true and we will use the airline specific provisions of the Pension Protection Act of 2006 to ensure that we meet all those obligations. Each company had these obligations in its stand-alone business plans and the strength that we gain by merging together simply improves our ability to meet those obligations.

We do not dispute that retired Delta pilots suffered pension losses during the bankruptcy and we remain sympathetic to that loss and understanding of that frustration. However, I hope that what I've explained above gives you each a better perspective on the entire situation.

Having seen Captain Moak's separate response to you, let me also say that Delta very much supports S.1270/H.R.2103 and S.2505/H.R.4061. We wholeheartedly agree that your sponsorship and support of these measures would be an excellent way to support the active and retired pilots of Delta Air Lines.

Cordially,

Richard

Enclosure

cc: Captain Lee Moak

DELTA

Vice President
Compensation, Benefits &
Services

Post Office Box 20706
Atlanta, GA 30320-6001

July 22, 2008

Captain Jim Gray
DP3, Inc.
Post Office Box 76362
Atlanta, GA 30358

Dear Jim:

Richard Anderson asked that I respond to the letter to him dated July 3, 2008 from the trustees of DP3. That letter essentially proposed that Delta make a payment to the PBGC which it would then use to increase payments to former Delta pilots who retired prior to September 2, 2006, the termination date of the Delta Pilots Retirement Plan (the "Retired Pilots"). As we have stated before, we understand and appreciate the sacrifices that have been made on behalf of Delta by all stakeholders, including our retired pilots. Nevertheless, the problems associated with your proposal are insurmountable, and therefore we can offer no encouragement for its further review or consideration.

First, you have stated that the payment you would have us make to the PBGC should be used exclusively for the benefit of Retired Pilots. Even if such a payment were technically possible (and we are not sure that it is), we believe it would, by law, be treated as an asset of the terminated plan, and as such, would be subject to the normal asset allocation rules of ERISA. Those rules would in turn require that the payment be shared among all plan participants in accordance with the priority categories applicable to each participant, whether active or retired. Even if the PBGC were theoretically inclined to segregate such a payment, we believe they would subject themselves to numerous lawsuits from individual active pilots who could make a claim that such an addition to plan assets should be distributed according to the ERISA statutorily mandated allocation rules – and not according to the desires of the former plan sponsor. Remember that, from the PBGC's standpoint, active pilots are considered to be individual plan participants the same as retired pilots, and not a group that can be collectively bargained for. Having such a payment distributed to both active and retired pilots would clearly defeat the intent of the DP3 proposal and would dramatically increase the associated costs. You may then believe we should simply make such payments directly to the Retired Pilots in order to avoid this problem. Such an arrangement would constitute a "follow-on" plan and would therefore directly violate the terms of the settlement agreement we signed with the PBGC as part of our bankruptcy and therefore is not something we can consider.

Second, even if we were able to make a payment that targeted only the Retired Pilots, the costs associated with what you propose are prohibitive and would run into the $700 million range. It would more than double if, as described above, it had to cover both active pilots as well as Retired Pilots. Both in emerging from bankruptcy and in figuring out how to deal with fuel costs that have more than doubled since that time, we have built our business plans to be able to pay, among other things, our known liabilities for benefits to our tens of thousands of retirees. Those business plans include more than $1 billion we will spend over the next 5 years for things like on-going health-care, survivor income, life insurance and pension benefits for Delta retirees. Northwest has similar known obligations in its plans. We have not planned for and cannot now add such enormous additional costs to that load.

While it is true that we were able to preserve the retirement plan for Delta ground employees and flight attendants, and Northwest was able to preserve its defined benefit plans during its bankruptcy, as you are

well aware, the Delta Pilots Retirement Plan had unique features that made it an unaffordable plan for Delta, and we had no choice but to terminate it during our bankruptcy. None of the other defined benefit plans sponsored by either Delta or Northwest had those same features. One of those features, the ability to take a lump sum of one half of the formula benefit, all paid from the qualified plan, was particularly noteworthy in our inability to preserve that plan. It is, of course, that lump sum feature that allowed pilots who retired prior to bankruptcy to take one half of their total retirement benefit – including both the qualified plan benefit as well as the non-qualified plan benefit – as a lump sum when they retired, often resulting in payments from the qualified plan of close to or over $1,000,000. As you will recall, while calculated as one-half of the total benefit, virtually 100% of the money to pay the lump sums came from the qualified plan. While I know that some pilot retirees now receive very little or no monthly benefit from the PBGC, it is those very pilots who usually received the largest lump sums. As to the claim for the non-qualified benefits, the substantial majority of the claim was paid in the initial distribution, and while it is true that our stock has not reached a $25 trading price since our emergence from bankruptcy, it was just under $20 per share when the initial distribution was made and there were no restrictions on trading the stock once it was distributed. Though not recently, our stock traded near or above that level for a good bit of the time since we emerged.

As you know, the PBGC is now responsible for determining payments from the Pilots Retirement Plan. As part of the bankruptcy, Delta gave the PBGC a claim of $2.2 billion and a note of $225 million. The PBGC continues to work through their internal processes to determine the amount of their final payments to plan participants, and we continue to work with them to provide the information they request in order to complete that process. When they do finish it, the amounts the PBGC will credit to the PRP from the claim and the note should help provide more benefits to plan participants in the future and when they do, those increases will be paid retroactively to the point of plan termination.

While preparing this response, I have received several emails from individual retired pilots who have read your letter. A common theme among these emails is the view that if Delta can afford to fund Northwest's pension plans, then we can afford to meet DP3's request. This view, of course, overlooks an important point. When we merge with Northwest, we gain both the liability associated with Northwest's pension plans and the revenue franchise that is currently in place at standalone Northwest helping to fund those liabilities. Delta could not on its own take on those kinds of additional liabilities.

Jim, I realize this is not the answer for which DP3 and many retired pilots hoped. As unfortunate as the termination of the PRP was, we are simply not in a position to rewrite that piece of our bankruptcy history. The fact that we cannot do so does not lessen at all the deep appreciation we have for all that our retired pilots and many other retirees of all backgrounds have done to help build and preserve the company. While we cannot respond positively to this proposal, I look forward to working with your group on other matters that might arise in the future.

Sincerely,

Rob Kight
Vice President – Compensation, Benefits & Services